Exhibit 2.1

STOCK PURCHASE AGREEMENT

dated as of March 5, 2015

by and among

COMPOUND HOLDINGS I, LLC,

COMPOUND HOLDINGS II, INC.,

MALLINCKRODT PLC

(solely for purposes of Section 9.21)

and

MALLINCKRODT ENTERPRISES LLC

i

ARTICLE V	REPRESENTATIONS AND WARRANTIES OF PURCHASER	30

5.01	Organization	30
5.02	Power and Authority; Effect of Agreement	30
5.03	Litigation	30
5.04	Governmental Approvals	31
5.05	Solvency	31
5.06	Financing	31
5.07	Brokers	32

ARTICLE VI	COVENANTS	32

6.01	Conduct of Business	32
6.02	Exclusivity	36
6.03	Payoff Letters	36
6.04	Reasonable Best Efforts	36
6.05	Public Announcements	38
6.06	Access to Information; Confidentiality	38
6.07	Access to Books and Records	40
6.08	Contact with Employees, Customers and Suppliers	40
6.09	Indemnification and Insurance	40
6.10	Employee Matters	42
6.11	No Control of Other Party’s Business	44
6.12	Financing	44
6.13	Termination of Related Party Agreements; Transfer of Company Assets	47
6.14	Tax Matters	48
6.15	Audited 2014 Financial Statements	48
6.16	Section 280G Matters	48

ARTICLE VII	CONDITIONS PRECEDENT	49

7.01	Conditions to Each Party’s Obligations	49
7.02	Conditions to Obligations of Purchaser	49
7.03	Conditions to Obligations of the Company and Seller	50

ARTICLE VIII	TERMINATION	51

8.01	Termination	51
8.02	Effect of Termination	51

ARTICLE IX	MISCELLANEOUS	52

9.01	No Survival of Representations and Warranties and Certain Covenants	52
9.02	Acknowledgements by Purchaser	52
9.03	Fees and Expenses	53
9.04	Amendment or Supplement	53

ii

9.05	Waiver	54
9.06	Assignment	54
9.07	Counterparts	54
9.08	Entire Agreement; Third-Party Beneficiaries	54
9.09	Governing Law; Jurisdiction	54
9.10	WAIVER OF JURY TRIAL	56
9.11	Specific Enforcement	56
9.12	Notices	56
9.13	Severability	58
9.14	Definitions	58
9.15	Interpretation	72
9.16	No Recourse	73
9.17	Provision Respecting Legal Representation	73
9.18	Transfer Taxes	73
9.19	Delivery by Electronic Transmission	74
9.20	Liability of Financing Sources	74
9.21	Guarantee	74

Exhibit A - Calculation of Net Working Capital

Exhibit B - Definition of Pro Forma Adjusted EBITDA

iii

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of March 5, 2015 (this “Agreement”), is entered into by and among COMPOUND HOLDINGS II, INC., a Delaware corporation (the “Company”), COMPOUND HOLDINGS I, LLC, a Delaware limited liability company (“Seller”), Mallinckrodt plc, an Irish public limited company (“Parent”), solely for purposes of Section 9.21, and Mallinckrodt Enterprises LLC, a Delaware limited liability company (“Purchaser”). Defined terms used but not otherwise defined herein have the meanings set forth in Section 9.14.

W I T N E S S E T H

WHEREAS, Seller owns 100% of the issued and outstanding shares of capital stock of the Company, which consists of 1,000 shares of common stock, par value $0.01 per share (the “Company Stock”); and

WHEREAS, upon the terms and subject to the conditions of this Agreement, Purchaser desires to acquire from Seller, and Seller desires to sell to Purchaser, all of the issued and outstanding shares of the Company Stock (the “Purchased Shares”).

NOW, THEREFORE, in consideration of the representations, warranties, covenants and agreements contained in this Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, Seller, Purchaser and the Company hereby agree as follows:

ARTICLE I

PURCHASE AND SALE OF THE COMPANY STOCK

1.01 Purchase and Sale of the Company Stock. Upon and subject to the terms and conditions set forth in this Agreement, at the Closing, Seller shall sell, assign, transfer and convey to Purchaser, and Purchaser shall purchase and acquire from Seller, the Purchased Shares, free and clear of all Encumbrances, other than those imposed by applicable securities Laws. As consideration for the Purchased Shares, upon and subject to the terms and conditions set forth in this Agreement, at the Closing, Purchaser shall pay to Seller the Closing Consideration and deliver to the Escrow Agent the Purchase Price Adjustment Escrow Amount.

1.02 Initial Purchase Price.

(a) Prior to Closing, the Company shall prepare (and, if requested by Purchaser, in consultation with Purchaser), and at least four Business Days prior to the Closing Date, the Company shall deliver to Purchaser, a written statement (the “Closing Statement”) setting forth:

(i) the Company’s good faith estimate and supporting calculations of (I) the Cash Amount (the “Estimated Cash Amount”), (II) the Net Working Capital (the “Estimated Net Working Capital”), (III) the Indebtedness Amount (the “Estimated Indebtedness Amount”) and (IV) the Transaction Expenses Amount (the “Estimated Transaction Expenses Amount”);

(ii) payment instructions for the payment of the Closing Consideration;

(iii) a list of and, as applicable, payment instructions for the payment of, each of the Transaction Expenses included in the Estimated Transaction Expenses Amount; and

(iv) the calculation of the Initial Purchase Price and Closing Consideration derived therefrom.

(b) During the preparation of the Closing Statement (if requested by Purchaser) and after the delivery of the Closing Statement, Purchaser and its Representatives shall have a reasonable opportunity to review and to discuss with the Company and its Representatives (a) the Company’s and its Subsidiaries’ working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Estimated Cash Amount, Estimated Net Working Capital, Estimated Indebtedness Amount and Estimated Transaction Expenses Amount and (b) the relevant books and records of the Company and its Subsidiaries relating to the Cash Amount, the Net Working Capital, the Indebtedness Amount or the Transaction Expenses Amount; and the Company and its Representatives shall reasonably assist Purchaser and its representatives in their review of the Closing Statement and the preparation thereof and reasonably cooperate with respect thereto. In the event Purchaser notifies the Company in writing prior to the Closing that it disputes any amount set forth in the Closing Statement, Purchaser and the Company shall cooperate in good faith to resolve any such dispute as promptly as practicable prior to the Closing Date. If, prior to the Closing, Purchaser and the Company agree in writing to any component on the Closing Statement, then such components of the Closing Statement shall be modified as so agreed. The Closing shall not be delayed if Purchaser and the Company are unable, after any such cooperation, to agree on all of the components of the Closing Statement and, except as otherwise agreed to by Purchaser and the Company in writing, the parties shall use the Closing Statement as delivered by the Company for purposes of determining the Closing Consideration (without limiting any of the provisions of this Agreement, including Article II).

(c) From 12:00 a.m. on the Closing Date and until the Closing, the Company shall not, and shall not permit any of its Subsidiaries to, make any dividend or distributions of Cash or incur any Indebtedness or Transaction Expenses (other than as a result of the Financing or as already fully reflected in the Closing Statement) or use any Cash to pay any Transaction Expenses or to repay any Indebtedness. If, as a result of a breach by the Company of any of its covenants contained in this Section 1.02(c), Cash, Transaction Expenses or Indebtedness shall have changed between 11:59 p.m. on the day immediately preceding the Closing Date and the time immediately preceding the Closing, then any such changes shall be included in the calculation of Cash Amount, Transaction Expenses Amount and/or Indebtedness Amount (as the case may be) for purposes of the Closing Statement.

(d) For purposes of this Agreement,

(i) the term “Initial Purchase Price” means (i) $2,300,000,000, minus (ii) the Estimated Indebtedness Amount, plus (iii) the Estimated Cash Amount, plus (iv) the Estimated Closing Net Working Capital Adjustment Amount (if a positive number), (v) minus the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative number), minus (vi) the Estimated Transaction Expenses Amount, and minus (vii) the amount, if any, of the Downside EBITDA Adjustment Amount, and

(ii) the term “Closing Consideration” means the Initial Purchase Price, minus the Purchase Price Adjustment Escrow Amount.

ARTICLE II

CLOSING AND PURCHASE PRICE ADJUSTMENTS

2.01 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 601 Lexington Avenue, New York, New York 10022 at 10:00 a.m. (local time) on the date that is three Business Days following the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VII (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), or on such other date, time or place as is agreed to in writing by the parties hereto (the date on which the Closing actually occurs, the “Closing Date”); provided, however, (i) in no event may the Closing take place earlier than April 15, 2015 and (ii) in no event may the Closing occur without the written consent of Purchaser unless either (A) the Company shall have delivered to Purchaser the Financing Information and such Financing Information shall have been Compliant for a minimum of fifteen (15) consecutive Business Days through and including the Closing Date or (B) the Purchaser shall have consummated the Financing.

2.02 Closing Deliveries and Payments.

(a) Purchaser Closing Deliveries and Payments. Upon the terms and subject to the conditions set forth in this Agreement, Purchaser shall deliver or cause to be delivered to (i) Seller at the Closing an amount in cash equal to the Closing Consideration by wire transfer of immediately available funds to an account or accounts designed in writing by Seller and (ii) the Escrow Agent at the Closing an amount in cash equal to the Purchase Price Adjustment Escrow Amount by wire transfer of immediately available funds to an account or accounts designated in writing by the Escrow Agent, to be held and disbursed in accordance with the provisions of this Agreement and the Escrow Agreement.

(b) Seller Closing Deliveries. Upon the terms and subject to the conditions set forth in this Agreement, Seller shall deliver or cause to be delivered to Purchaser at the Closing the following:

(i) with respect to the Purchased Shares, certificates representing all of such Purchased Shares, duly endorsed (or accompanied by duly executed transfer powers) for transfer to Purchaser;

(ii) a FIRPTA statement in a form reasonably acceptable to Purchaser and in compliance with Treasury Regulations Section 1.1445-2(b)(2), certifying that Seller is not a “foreign person” within the meaning of Section 1445 of the Code; and

(iii) unless Purchaser requests otherwise, a resignation from each individual serving as a director of the Company or its Subsidiaries, effective as of the Closing, resigning from his or her position as director of the Company and each Subsidiary of the Company.

2.03 Other Closing Payments. On the Closing Date, Purchaser shall pay, or cause to be paid, on behalf of the Company and its Subsidiaries (a) all amounts necessary to discharge fully the then outstanding balance of all Indebtedness set forth in Section 2.03 of the Company Disclosure Schedule (but only to the extent such amounts were included in the Estimated Indebtedness Amount as set forth in the Closing Statement), by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness, and (b) each of the unpaid Transaction Expenses in accordance with the Closing Statement.

2.04 Purchase Price Adjustments.

(a) Within ninety (90) days after the Closing Date, Purchaser shall cause the Company to prepare and deliver to Seller a written statement (the “Purchase Price Adjustment Statement”) setting forth the Company’s good faith calculations of the Cash Amount, the Net Working Capital, the Indebtedness Amount and the Transaction Expenses Amount, together with such schedules and data with respect to the determination thereof as may be appropriate to support the calculations set forth in the Purchase Price Adjustment Statement. The foregoing items shall be calculated by the Company in accordance with this Agreement and Exhibit A hereto.

(b) Following the delivery of the Purchase Price Adjustment Statement and until the Purchase Price Adjustment Statement has become final and binding as set forth in Section 2.04(h), Purchaser and the Company shall provide Seller and its Representatives with reasonable access to the books and records and relevant personnel and properties of the Company and its Subsidiaries, as well as to any documents or work papers used in the preparation of the Purchase Price Adjustment Statement, as Seller may reasonably request.

(c) If Seller disagrees with the calculation of any of the items set forth in the Purchase Price Adjustment Statement (each, an “Objection Dispute”), Seller shall notify Purchaser in writing thereof (such notification, a “Dispute Notice”) within sixty (60) days after receipt of the Purchase Price Adjustment Statement by Seller, and shall set forth in such Dispute Notice in reasonable detail the particulars of any such disagreement, including (if Seller has sufficient substantiating information) its calculation of each disputed item. If Seller fails to deliver a Dispute Notice to Purchaser within sixty (60) days after delivery of the Purchase Price Adjustment Statement to Seller (or only delivers a Dispute Notice as to a specific portion or portions of the Purchase Price Adjustment Statement), or if Seller notifies Purchaser in writing that it will not deliver a Dispute Notice, then the Purchase Price Adjustment Statement (or such portion of it that is not in dispute) shall be final and binding on Purchaser, the Company, Seller and any other person for purposes of this Agreement.

(d) If Seller delivers a Dispute Notice, Purchaser and Seller shall negotiate in good faith to resolve each Objection Dispute, and any resolution agreed to in writing by Purchaser and Seller shall be final and binding on Purchaser, the Company, Seller and any other person for purposes of this Agreement. If Purchaser and Seller are able to resolve all of the Objection Disputes, then the Purchase Price Adjustment Statement, adjusted to reflect such resolution of all Objection Disputes, shall be final and binding on Purchaser, the Company, Seller and any other person for purposes of this Agreement. If Purchaser and Seller are unable to resolve all Objection Disputes within twenty (20) days after delivery of the Dispute Notice by Seller to Purchaser (the “Negotiation Period”), then Purchaser and Seller shall jointly appoint the Accounting Arbitrator as provided below in this Section 2.04(d) and the Objection Disputes that have not been resolved shall, at the request of either Seller or Purchaser, be referred for final determination to the Accounting Arbitrator within fifteen (15) days after the end of the Negotiation Period, and if any Dispute Notice did not contain a calculation of the amount of the disputed item, Seller shall provide a calculation of the amount of such disputed item to the Purchaser and the Accounting Arbitrator within such fifteen (15) day period. Purchaser and Seller shall jointly appoint an accounting or valuation firm of national standing that is not the independent auditor of (and does not otherwise provide services under a contractual arrangement with) either Purchaser (or any of its Affiliates) or Seller (or any of its Affiliates (excluding private equity fund portfolio companies)) to be the accounting arbitrator for purposes of this Section 2.04 (the “Accounting Arbitrator”); provided that if Purchaser and Seller are unable to agree upon such firm within ten (10) days after the end of the Negotiation Period, then the Accounting Arbitrator shall be an accounting or valuation firm of national standing appointed by the American Arbitration Association in New York, New York; provided that such firm shall not be the independent auditor of (or otherwise provide services under a contractual arrangement with) either Purchaser (or any of its Affiliates) or Seller (or any of its Affiliates (excluding private equity fund portfolio companies)).

(e) Purchaser and Seller shall make available to the Accounting Arbitrator the books and records and relevant personnel and properties of the Company and its Subsidiaries, as well as any documents or work papers used in the preparation of the Purchase Price Adjustment Statement and the Dispute Notice, and all other items reasonably requested by the Accounting Arbitrator, and shall submit to the Accounting Arbitrator a list of all Objection Disputes that have been resolved by Purchaser and Seller. The Accounting Arbitrator shall deliver to Purchaser and Seller, as promptly as practicable (and in any event shall endeavor to do so within thirty (30) days after its appointment), a written report (i) setting forth (A) the resolution of each Objection Dispute that had been submitted to it, determined in accordance with the provisions of this Section 2.04 and Exhibit A hereto, and (B) any adjustments that are required to be made to the Purchase Price Adjustment Statement to reflect such resolution, and (ii) which shall have attached thereto a Purchase Price Adjustment Statement that has been revised to reflect (x) the resolution of any Objection Disputes by Purchaser and Seller, and (y) the adjustments, if any, referred to in clause (i)(B) of this sentence (the “Arbitrator’s Report”).

(f) The Accounting Arbitrator shall consider only those Objection Disputes submitted to it for resolution. In resolving each such Objection Dispute, the Accounting Arbitrator (i) shall resolve such Objection Dispute in accordance with the provisions of this Section 2.04 and Exhibit A hereto, (ii) shall make its determination based solely on the presentations and supporting material provided by Purchaser and Seller and not pursuant to any independent review, and (iii) may not assign a value to any item greater than the greatest value for such item claimed by either Purchaser or Seller or less than the smallest value for such item claimed by either Purchaser or Seller. The Arbitrator’s Report shall be final and binding upon Purchaser, the Company, Seller and any other person for purposes of this Agreement.

(g) The fees, costs and expenses of the Accounting Arbitrator shall be borne by Purchaser in the proportion that the aggregate dollar amount of the items that are successfully disputed by Seller (as finally determined by the Accounting Arbitrator) bears to the aggregate dollar amount of the items submitted to the Accounting Arbitrator and by Seller in the proportion that the aggregate dollar amount of the disputed items that are unsuccessfully disputed by Seller (as finally determined by the Accounting Arbitrator) bears to the aggregate dollar amount of the items submitted to the Accounting Arbitrator.

(h) The Purchase Price Adjustment Statement (i) that has become final and binding pursuant to the last sentence of Section 2.04(c) or the second sentence of Section 2.04(d), or (ii) that is included in the Arbitrator’s Report, as applicable, shall be the Purchase Price Adjustment Statement that shall be final and binding upon Purchaser, the Company, Seller and any other person for purposes of this Agreement (the “Final Purchase Price Adjustment Statement”). The Cash Amount, the Net Working Capital, the Indebtedness Amount and the Transaction Expenses Amount, each as shown on the Final Purchase Price Adjustment Statement, shall be referred to as the “Final Cash Amount,” the “Final Net Working Capital,” the “Final Indebtedness Amount,” and the “Final Transaction Expenses Amount,” respectively.

(i) If (i) the sum of the Final Cash Amount, plus the Final Net Working Capital Adjustment Amount (if a positive number), minus the Final Indebtedness Amount, minus the Final Transaction Expenses Amount, minus the absolute value of the Final Net Working Capital Adjustment Amount (if a negative number), exceeds (ii) the sum of the Estimated Cash Amount, plus the Estimated Closing Net Working Capital Adjustment Amount (if a positive number), minus the Estimated Indebtedness Amount, minus the Estimated Transaction Expenses Amount, minus the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative number) (such excess, the “Positive Purchase Price Adjustment Amount”), then Seller shall be entitled to receive from Purchaser a payment in cash equal to the Positive Purchase Price Adjustment Amount.

(j) If (i) the sum of the Estimated Cash Amount, plus the Estimated Closing Net Working Capital Adjustment Amount (if a positive number), minus the Estimated Indebtedness Amount, minus the Estimated Transaction Expenses Amount, minus the absolute value of the Estimated Closing Net Working Capital Adjustment Amount (if a negative number), exceeds (ii) the sum of the Final Cash Amount, plus the Final Net Working Capital Adjustment Amount (if a positive number), minus the Final Indebtedness Amount, minus the Final Transaction Expenses Amount, minus the absolute value of the Final Net Working Capital Adjustment Amount (if a negative number), (such excess, the “Negative Purchase Price Adjustment Amount”), then Purchaser shall be entitled to receive solely out of the Purchase Price Adjustment Escrow Fund, a payment in cash equal to the Negative Purchase Price Adjustment Amount but not in excess of the Purchase Price Adjustment Escrow Fund, and Purchaser and Seller shall, within three (3) Business Days after the date on which the Final Purchase Price Adjustment Statement has become final and binding pursuant to Section 2.04(h), deliver a joint written notice instructing the Escrow Agent to make such payment. Seller shall not have any liability for any amounts due pursuant to this Section 2.04 in excess of the Purchase Price Adjustment Escrow Fund, and Purchaser’s sole source of recourse and recovery for such amounts due shall be the funds available in the escrow account of the Escrow Agent holding the Purchase Price Adjustment Escrow Fund.

(k) In the event of a Positive Purchase Price Adjustment Amount, or if the amount of the Purchase Price Adjustment Escrow Fund exceeds the Negative Purchase Price Adjustment Amount, or if there is neither a Positive Purchase Price Adjustment Amount nor a Negative Purchase Price Adjustment Amount, Purchaser and Seller shall, within three (3) Business Days after the date on which the Purchase Price Adjustment Statement has become final and binding pursuant to Section 2.04(h), deliver a joint written notice instructing the Escrow Agent to pay the Unused Purchase Price Adjustment Escrow Amount to Seller. The funds available in the Purchase Price Adjustment Escrow Fund may be distributed to Purchaser and/or Seller solely and exclusively in accordance with this Section 2.04 and shall not be available for any other payment to Purchaser or Seller or any of their respective Affiliates.

2.05 Withholding. Notwithstanding any provision contained herein to the contrary, Purchaser and the Company shall be permitted and entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law, provided that, if Purchaser determines that an amount is required to be deducted and withheld with respect to any amounts payable hereunder, at least five (5) days prior to the date the applicable payment is scheduled to be made, Purchaser shall provide Seller with written notice of its intent to deduct and withhold, which notice shall include a copy of the calculation of the amount to be deducted and withheld and reference to the applicable provision of Law pursuant to which such deduction and withholding is required, and Purchaser shall reasonably cooperate with Seller to eliminate or reduce such deduction or withholding in accordance with applicable Tax Law (including by providing Seller with a reasonable opportunity to provide forms or other evidence that would exempt such amount from withholding). Any amounts so deducted and withheld shall be treated for all purposes of this Agreement as having been paid to such Person in respect of which such deduction and withholding was made. Purchaser or the Company, as applicable, shall disburse such deducted or withheld amounts to the applicable Taxing Authority. Seller shall reasonably cooperate with Purchaser in Purchaser’s determination of whether any withholding is required with respect to any amounts payable hereunder.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Purchaser that, except as disclosed in the correspondingly numbered section of the disclosure schedule delivered by the Company to Purchaser simultaneously with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of Article III of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section of this Article III to which the relevance of such item is reasonably apparent on its face):

3.01 Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing in all jurisdictions where the nature of the property owned or leased by the Company, or the nature of the business conducted by the Company, makes such licensing or qualification necessary (as set forth on the Company Disclosure Schedule), except where the failure to be so licensed, qualified and in good standing has not had and would not have a Company Material Adverse Effect. True and complete copies of the organizational documents (the “Constituent Documents”) of the Company have been made available to Purchaser prior to the date hereof, and no amendment or other modification has been filed, recorded or is pending or contemplated with respect thereto. The Constituent Documents of the Company are in full force and effect and the Company is not in violation of any of the provisions of its Constituent Documents. The Company Disclosure Schedule also sets forth a list, as of the date hereof, of the officers and directors of the Company and each of its Subsidiaries.

3.02 Capitalization.

(a) The Purchased Shares constitute the only outstanding shares of equity interests of the Company. The Purchased Shares have been validly issued, are fully paid and non-assessable, were issued in compliance with securities Laws or exemptions therefrom and were not issued in violation of preemptive or other similar rights. There are no outstanding subscriptions, options, warrants, calls, rights, convertible or exchangeable securities, commitments or any other agreements to which the Company is a party or by which the Company is bound that obligate the Company to (i) issue, deliver or sell or cause to be issued, delivered or sold any shares of Company Stock, any other capital stock of the Company or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of Company Stock or any other capital stock of the Company, or (ii) purchase, redeem or otherwise acquire any shares of Company Stock or any other capital stock of the Company. There are no stock appreciation rights, phantom stock rights or similar rights outstanding with respect to the Company. The Company is not a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any of the Company Stock.

(b) Neither the Company nor any of its Subsidiaries has any unsatisfied liability or obligation to pay any dividend or other distribution in respect of any of the Company’s or its Subsidiaries’ capital stock or equity awards (and neither the Company nor any of its Subsidiaries have accrued or declared, but unpaid, dividends or other distributions or obligations to make any payments in respect of the Company’s or its Subsidiaries’ capital stock or equity awards).

3.03 Power and Authority; Effect of Agreement.

(a) The Company has all requisite corporate power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company Board and no further corporate authorization will be required with respect thereto. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery thereof by Purchaser, this Agreement constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity.

(b) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time or both, subject to obtaining any Governmental Approvals referred to in Section 3.17, Section 4.03 and Section 5.04: (i) violate any provision of Law to which the Company or any of its Subsidiaries is subject, (ii) violate any Order that is applicable to the Company or any of its Subsidiaries or (iii) conflict with or result in a breach of the provisions of or the creation of any Encumbrance under, or constitute a default or create a right of acceleration, termination, amendment or any similar right under, (A) the Constituent Documents of the Company or any of its Subsidiaries or (B) any Permit or Contract to which the Company or any of its Subsidiaries is a party, except solely with respect to clause (B) for violations, conflicts, breaches, creations of Encumbrances or rights, or defaults (collectively, “Impacts”) which would not, individually or in the aggregate, reasonably be expected to be material to the Company or to prevent or materially delay the consummation of the transactions contemplated by this Agreement.

3.04 Subsidiaries.

(a) The Company Disclosure Schedule sets forth a list of all of the Subsidiaries of the Company. The Company does not presently own, directly or indirectly, any capital stock or other equity interest, or rights or obligations to acquire the same, in any other Person.

(b) The Subsidiaries of the Company are corporations or other legal entities duly incorporated or organized, validly existing and in good standing under the Laws of their respective jurisdictions of incorporation or organization and have all requisite corporate or similar power and authority to carry on their businesses as they are now being conducted. The Subsidiaries of the Company are duly licensed or qualified to do business and in good standing in all jurisdictions where the nature of the property owned or leased by them, or the nature of the business conducted by them, makes such licensing or qualification necessary, except where the failure to be so licensed, qualified and in good standing has not had and would not have a Company Material Adverse Effect. True and complete copies of the Constituent Documents of each of the Company’s Subsidiaries have been made available to Purchaser prior to the date hereof and no amendment or other modification has been filed, recorded or is pending or contemplated with respect thereto. The Constituent Documents of each of the Company’s Subsidiaries are in full force and effect and none of the Company’s Subsidiaries is in violation of any of the provisions of its Constituent Documents.

(c) The Company, either directly or indirectly through a wholly owned Subsidiary, owns all of the issued and outstanding shares of capital stock, limited liability company interests or other equity interests of each of its Subsidiaries. All such capital stock and interests are held free and clear of all Encumbrances, except as imposed by applicable securities laws. All issued and outstanding shares of capital stock, limited liability company interests or other equity interests of each Subsidiary of the Company have been validly issued, are fully paid and non-assessable and were not issued in violation of preemptive or other similar rights. There are no outstanding subscriptions, options, warrants, calls, rights, convertible or exchangeable securities, commitments or any other agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that obligate the Company or any of its Subsidiaries to (i) issue, deliver or sell or cause to be issued, delivered or sold any shares of capital stock, limited liability company interests or other equity interests of any Subsidiary of the Company or any other securities convertible into, or exercisable or exchangeable for, or evidencing the right to subscribe for, any shares of capital stock, limited liability company interests or other equity interests of any Subsidiary of the Company or (ii) purchase, redeem or otherwise acquire any shares of capital stock, limited liability company interests or other equity interests of any Subsidiary of the Company. There are no stock appreciation rights, phantom stock rights or similar rights outstanding with respect to any Subsidiary of the Company. Neither the Company nor any of its Subsidiaries is a party to any voting trusts, stockholder agreements, proxies or other agreements in effect with respect to the voting or transfer of any capital stock or limited liability company interests of any Subsidiary of the Company.

3.05 Financial Statements. The Company Disclosure Schedule contains (i) the audited consolidated financial statements of Ikaria, Inc. and its Subsidiaries, which comprise the balance sheets as of December 31, 2012 and 2013 and the audited consolidated statements of operations, changes in stockholders deficit, comprehensive income and cash flows of Ikaria, Inc. and its Subsidiaries for the years ended December 31, 2012 and 2013 and the notes thereto (the “Audited 2013 Financial Statements”), and (ii) the unaudited consolidated financial statements of Ikaria, Inc. and its Subsidiaries, which comprise the balance sheet as of December 31, 2014, the unaudited consolidated statements of operations, changes in stockholders’ (deficit) equity, comprehensive (loss) income and cash flows of Ikaria, Inc. and its Subsidiaries for the periods January 1, 2014 through February 11, 2014 and February 12, 2014 through December 31, 2014, and the unaudited consolidated financial statements of the Company and its Subsidiaries, which comprise the balance sheet as of December 31, 2014 and the unaudited consolidated statements of operations, changes in stockholder’s equity, comprehensive (loss) income and cash flows of the Company and its Subsidiaries for the year ended December 31, 2014 (the “Unaudited 2014 Financial Statements” and, together with the Audited 2013 Financial Statements and, following their delivery pursuant to Section 6.15, the Audited 2014 Financial Statements, the “Financial Statements”), a true and complete copy of each of which, other than the Audited 2014 Financial Statements, is included in the Company Disclosure Schedule. The Financial Statements present fairly, in all material respects, the financial position and the results of operations of the Company and its Subsidiaries as of their respective dates and for the respective periods then ended in conformity with GAAP consistently applied, except as set forth in the notes thereto and, in the case of the Unaudited 2014 Financial Statements, subject to the absence of footnote disclosure and to normal end-of-period adjustments (which end-of-period adjustments will be consistent in subject and nature with the year-end adjustments made in connection with the Audited 2013 Financial Statements). The Company’s and each of its Subsidiaries’ system of internal controls over financial reporting is sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, consistently applied. Since December 31, 2012, no officer, director, or employee of the Company or any of its Subsidiaries has refused to execute any certification of any nature whatsoever required by Law or requested by any accounting, banking, financial, or legal firm or entity.

3.06 Absence of Certain Changes. Since the date of the balance sheet included in the Unaudited 2014 Financial Statements, (a) the business of the Company and its Subsidiaries has been conducted, in all material respects, in the ordinary course, (b) there have not been any events, changes or developments which have had or would have a Company Material Adverse Effect and (c) there has not been any incident of damage, destruction or loss of any property or assets owned by the Company or its Subsidiaries or used in the operation of their businesses, whether or not covered by insurance, having a replacement cost or fair market value in excess of $500,000, and none of the Company or any of its Subsidiaries has taken any of the following actions:

(i) (A) increased the rate or amount of wages or benefits payable to its directors, officers or employees (including any such increase pursuant to any bonus, pension or other incentive plan covering any of its directors, officers or employees), except to the extent required by Law, (B) paid or awarded, or committed to pay or award, any bonuses or incentive compensation, (C) hired any new employees, unless such hiring was in the ordinary course of business consistent with past practice and was with respect to employees having an annual base salary and incentive compensation opportunity that does not exceed $200,000 in the aggregate as to each such employee, (D) terminated the employment of any of its officers or employees having an annual base salary and incentive compensation opportunity that exceeds $200,000 in the aggregate as to each such employee (other than for cause), or (E) accelerated the time of payment, funding or vesting of any compensation or other benefits under any Company Employee Plan;

(ii) (A) entered into any collective bargaining agreement or employment, severance or retention agreement with any of its directors, officers or employees having an annual base salary and incentive compensation opportunity that exceeds $200,000 or (B) established, adopted, amended or terminated any pension, profit sharing, bonus, incentive compensation, deferred compensation, stock purchase, stock option, stock appreciation rights, severance or other Company Employee Plan, except to the extent required by Law;

(iii) merged or consolidated with, or purchased a substantial equity interest in or substantial portion of the assets of, any business or Person other than any such transaction involving solely the Company and/or one or more of its wholly owned Subsidiaries;

(iv) (A) sold, leased, transferred, licensed, sublicensed or disposed of any assets or rights other than in the ordinary course of business or (B) voluntarily placed any Encumbrance on its assets other than Permitted Encumbrances;

(v) (A) incurred, assumed or refinanced any Indebtedness, other than (i) indebtedness for borrowed money in an amount that did not exceed $50,000,000 under the revolving facility that is part of the Company First Lien Credit Agreement and/or (ii) other indebtedness for borrowed money otherwise incurred or assumed in the ordinary course of business that will be prepayable at the Closing and did not exceed $5,000,000 in aggregate amount, (B) made any (or forgiven, cancelled or guaranteed any) loans, advances or capital contributions to any Person, except loans, advances or capital contributions in an aggregate amount that did not exceed $1,000,000 solely to Persons other than Seller or any of its Affiliates (other than the Company and its Subsidiaries), or (C) made any loans from any Subsidiary of the Company located outside the United States to the Company or any Subsidiary of the Company located in the United States;

(vi) changed any of its material accounting principles, practices or methods, except as required by changes in Law or GAAP;

(vii) made or authorized any capital expenditures in excess of $1,000,000 per month in the aggregate;

(viii) issued, delivered, sold, pledged, transferred, encumbered or otherwise disposed, or authorized, proposed or agreed to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of Company Stock, or securities convertible into or exchangeable for, or options, restricted stock units, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Company Stock;

(ix) (A) split, combined, adjusted, subdivided or reclassified any Company Stock or other capital stock, (B) declared, set aside or paid any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the Company Stock or other capital stock, made any other actual, constructive or deemed distribution in respect of the Company Stock or other capital stock or otherwise made any payments to Seller, other than dividends and distributions by a Subsidiary of the Company to the Company or to any wholly owned Subsidiary of the Company, or (C) purchased, redeemed, retired or otherwise acquired or disposed any capital stock or other equity interests of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such capital stock or other equity interests or other securities;

(x) adopted a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;

(xi) established any new or amended in any material respect any existing cash management policies, including delaying or postponing the payment of any accounts payable or accelerating the collection of any accounts receivable, other than in the ordinary course of business;

(xii) settled or otherwise resolved any inquiry, investigation, suit, action, claim, charge, citation, arbitration, proceeding or grievance involving amounts in excess of $500,000 individually or in the aggregate or which would impose any obligation or liabilities on the Company or any Subsidiary following the Closing;

(xiii) abandoned or permitted the lapse of any material Company Intellectual Property other than in connection with the ordinary course prosecution of patent applications and trademark applications consistent with past practice; or

(xiv) settled or compromised any material Tax liability, amended any material Tax Return, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than any extension resulting from filing Tax Returns by the extended due date), failed to pay any material Tax as it became due consistent with past practice, or made any material election with respect to Taxes, which election is outside of the ordinary course of business.

3.07 Undisclosed Liabilities. The Company and its Subsidiaries do not have any liabilities (accrued, contingent or otherwise) of any nature that would be required by GAAP to be reflected on a balance sheet of the Company and its Subsidiaries or disclosed in the notes thereto, other than (a) liabilities reflected or reserved against in the Financial Statements (other than the Audited 2014 Financial Statements) or disclosed in the notes to the Financial Statements (other than the Audited 2014 Financial Statements), (b) liabilities incurred since the date of the Unaudited 2014 Financial Statements in the ordinary course of business (none of which is a material liability for breach of contract, breach of warranty, tort, infringement, violation of law, claim or lawsuit), (c) obligations to perform arising under the Contracts listed in the Company Disclosure Schedule (but excluding liabilities or obligations under such Contracts arising from any breach that has occurred or indemnification with respect to matters occurring prior to the Closing) and (d) liabilities that would not have a Company Material Adverse Effect.

3.08 Title to Assets; Real Property.

(a) The Company and its Subsidiaries have good (and, in the case of real property, marketable) title to all of the assets and properties which they purport to own and which are material to the Company and its Subsidiaries, free and clear of all Encumbrances, other than Permitted Encumbrances.

(b) The Company Disclosure Schedule sets forth a list, as of the date hereof, of all of the Owned Real Property. With respect to each Owned Real Property, the Company or a Subsidiary of the Company owns a fee simple estate in such Owned Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. None of the Owned Real Property is subject to any right or option of any other Person to purchase or lease an interest in such Owned Real Property. Neither the Company nor any Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(c) The Company Disclosure Schedule sets forth a list, as of the date hereof, of all of the Leased Real Property and all real property leases to which the Company or any of its Subsidiaries is a party as lessee or lessor (collectively, the “Real Property Leases”). With respect to each Leased Real Property, the Company or a Subsidiary of the Company has a valid leasehold interest in such Leased Real Property, free and clear of all Encumbrances, other than Permitted Encumbrances. Neither the Company nor any of its Subsidiaries is in material default under or in material breach of, or in receipt of any written claim of material default under or material breach of, any of the Real Property Leases and, to the Knowledge of the Company, no

other party to any of the Real Property Leases is in material default under or in material breach of any of the Real Property Leases. Each of the Real Property Leases constitutes a valid and binding obligation of the Company or one of its Subsidiaries and is enforceable against the Company or one of its Subsidiaries and, to the Knowledge of the Company, against the other party or parties thereto, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity. The other party to each Real Property Lease is not an affiliate of, and otherwise does not have any economic interest in, the Company or any Subsidiary. Neither the Company nor any of its Subsidiaries has subleased, licensed or otherwise granted any Person the right, on or after the date hereof, to use or occupy any Leased Real Property or any portion thereof.

(d) All buildings, structures, improvements, fixtures, building systems and equipment, and all components thereof, included in the Real Property (the “Improvements”) are in good condition and repair and sufficient for the operation of the Business. There are no structural deficiencies or latent defects affecting any of the Improvements and there are no facts or conditions affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any portion thereof in the operation of the Business.

3.09 Intellectual Property.

(a) The Company Disclosure Schedule sets forth a list, as of the date hereof, of all registered United States and foreign Intellectual Property that are owned by the Company or any of its Subsidiaries (together with any other Intellectual Property owned by the Company or any of its Subsidiaries, collectively, the “Company Intellectual Property”). The conduct of the business of the Company and its Subsidiaries as now being conducted does not infringe, violate, dilute or constitute the misappropriation of any Intellectual Property of others and, to the Knowledge of the Company, (i) there are no facts indicating a likelihood of the foregoing and (ii) none of the Company Intellectual Property has been or is being infringed, violated, diluted or misappropriated by others. There is no Litigation or other demand, inquiry, cease and desist notice or other notice of violation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, based on any claim or allegation that the operation of the Company or any of its Subsidiaries infringes, misappropriates, dilutes or otherwise violates any Intellectual Property right of any third party. The Company solely and exclusively owns all right, title and interest, free and clear of all Encumbrances, other than Permitted Encumbrances, in and to the Company Intellectual Property, and all such registrations and, where applicable, applications, are in good standing with, and all applicable fees have been paid to, the Governmental Authority with which they are registered or pending. With respect to any Intellectual Property not constituting Company Intellectual Property but reasonably necessary for the operation of the Company’s and any of its Subsidiaries’ business as currently conducted, the Company has a valid and enforceable license to use such Intellectual Property pursuant to a written license agreement set forth on the Company Disclosure Schedule (other than commercially available, off-the-shelf, click-wrap, shrink-wrap or similar licenses). The Company Intellectual Property, together with the Intellectual Property licensed pursuant to a written license agreement set forth on the Company Disclosure Schedule (other than commercially available, off-the-shelf, click-wrap, shrink-wrap or similar licenses), constitute all of the Intellectual Property reasonably necessary to conduct the business of the Company and its Subsidiaries as currently conducted. All of the material Company Intellectual Property is valid and enforceable. For the avoidance of doubt, except for the second sentence of this Section 3.09(a), nothing in this Section 3.09 shall be deemed to be a representation or warranty that the conduct of the Company’s or any of its Subsidiaries’ respective businesses does not infringe, violate, dilute or misappropriate the Intellectual Property of others.

(b) The Company Disclosure Schedule sets forth a list, as of the date hereof, of all material license agreements granting any right (whether contingent or otherwise) to use or practice any rights under any Intellectual Property, except for commercially available, off-the-shelf, click-wrap, shrink-wrap or similar licenses and licenses granted in the ordinary course of business (each, an “IP License Agreement”). Neither the Company nor any of its Subsidiaries is in material default under or in material breach of, or in receipt of any written claim of default under or breach of, any IP License Agreement listed in the Company Disclosure Schedule and, to the Knowledge of the Company, no other party to any such IP License Agreement is in default under or in breach of any such IP License Agreement, and each of the IP License Agreements constitutes a valid and binding obligation of the Company or one of its Subsidiaries, enforceable against the Company or one of its Subsidiaries and, to the Knowledge of the Company, against the other party or parties thereto, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity. The Company has made available to Purchaser prior to the date hereof a true and complete copy, as in effect on the date hereof, of each of the IP License Agreements listed in the Company Disclosure Schedule. Neither the Company nor any of its Subsidiaries has exclusively licensed any Company Intellectual Property to any third party. No government funding, facilities of a university, college, other educational institution or research center, or funding from third parties was used in the creation or development of any Company Intellectual Property.

(c) The Company has taken (and caused each of its Subsidiaries to take) all commercially reasonable precautions to protect the confidentiality of its trade secrets and confidential and proprietary information. The Company and each of its Subsidiaries have executed valid written confidentiality and invention assignment contracts with all of its past and present employees, contractors and consultants engaged or retained by the Company or its Subsidiaries since January 1, 2012, and involved in the development or creation of material Intellectual Property, pursuant to which they have assigned to the Company or one of its Subsidiaries all their rights in and to all Intellectual Property they develop and agreed to hold all trade secrets and confidential and proprietary information of the Company and its Subsidiaries in confidence both during and after their engagement. Since January 1, 2012, and to the Knowledge of the Company prior to the date thereof, the Company or one of its Subsidiaries owns all right, title and interest in and to all material Intellectual Property developed or created by any employee, contractor or consultant engaged or retained by the Company. Each Company product covered by a claim of any patent constituting Company Intellectual Property is accurately marked with such applicable existing patent(s).

(d) Notwithstanding anything in this Agreement to the contrary, this Section 3.09, together with Sections 3.03(b), 3.06, 3.07, 3.10, 3.11, 3.12, and 3.19, contain the sole and exclusive representations and warranties of the Company in any way relating to any Intellectual Property matter.

3.10 Contracts.

(a) Section 3.10 of the Company Disclosure Schedule sets forth a list, as of the date hereof, of each Contract (other than Contracts described in clause (c) of the definition of “Legacy Contracts” that are not material, it being understood that such Contracts shall constitute Listed Contracts for all purposes of this Agreement whether or not listed in Section 3.10 of the Company Disclosure Schedule) to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (collectively, the “Listed Contracts”) that:

(i) relates to the borrowing of money or other Indebtedness, or to the mortgaging, pledging or otherwise placing of an Encumbrance (other than Permitted Encumbrances) on any asset, in each case in excess of $750,000 but excluding Contracts with customers of the Company or any of its Subsidiaries;

(ii) is a Contract under which the Company or any of its Subsidiaries is the lessee of or the holder or operator of any tangible personal property owned by any other Person and that provides for annual payments in excess of $750,000;

(iii) is a Contract under which the Company or any of its Subsidiaries is the lessor of or permits any other Person to hold or operate any tangible personal property owned by the Company or any of its Subsidiaries and that provides for annual payments in excess of $750,000 (other than any such Contracts entered into in the ordinary course of business);

(iv) is a Contract, or part of a group of related Contracts, with one of top twenty (20) customers based on revenues in 2014 of the Company and its Subsidiaries;

(v) purports to limit the ability of the Company or any of its Subsidiaries to freely engage in any line of business or compete with any Person in any market or geographical area;

(vi) relates to the purchase, distribution, marketing, advertising or sale of the Company’s or any of its Subsidiaries’ products or services, in each case which involved payments by or to the Company or any of its Subsidiaries in excess of $750,000 in the most recent twelve (12) month period or is reasonably expected to involve payments by or to the Company or any of its Subsidiaries in excess of $750,000 in the twelve (12) month period ending on the first anniversary of the date hereof (other than purchase and sales orders entered into in the ordinary course of business), in either case excluding Contracts with customers of the Company or any of its Subsidiaries;

(vii) is a settlement, conciliation or similar Contract with any Governmental Authority or pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $400,000;

(viii) is any Contract or series of related Contracts for capital expenditures or the acquisition or construction of fixed assets after the date of this Agreement in excess of $750,000;

(ix) is any purchase agreement, purchase and sale agreement, divestiture agreement, separation agreement, merger agreement, transaction agreement or other similar agreement to which the Company or any of its Subsidiaries (or any of their respective predecessors or assignors) is or has been party relating to the purchase, divestiture, spin-out or sale of any other Person, business unit or assets (other than assets, inventory or equipment purchased in the ordinary course of business) involving consideration (including the assumption of liabilities and liabilities remaining with the acquired entity) in excess of $750,000 or which has otherwise been entered into since January 1, 2012 or for which there are any ongoing indemnification rights or obligations or payment rights or obligations, including all Legacy Contracts;

(x) is any Contract that provides any customer of the Company or any of its Subsidiaries with pricing, discounts or benefits that either change based on the pricing, discounts or benefits offered to the other customer(s) of the Company or any of its Subsidiaries, including Contracts containing “most favored nation” provisions;

(xi) is any requirements Contract or Contracts obligating the Company or any Company Subsidiary to satisfy a minimum purchase or supply obligation after the date hereof in excess of $400,000;

(xii) is a joint development agreement, joint venture agreement or collaboration agreement; or

(xiii) is a Contract not otherwise of a type listed above involving reasonably anticipated payments to or from the Company or any of its Subsidiaries in excess of $750,000 per annum and which (A) does not expire or is not terminable at the option of the Company or any of its Subsidiaries without substantial cost or penalty within a period of ninety (90) days or (B) is not a Contract with a customer of the Company or any of its Subsidiaries.

(b) (i) Neither the Company nor any of its Subsidiaries is in material default under or in material breach of (nor has any event occurred with which the passage of time or the giving of notice or both would result in a material default under or a material breach of), or in receipt of any written claim of default under, or breach of, any of the Listed Contracts, (ii) to the Knowledge of the Company, no other party to any of the Listed Contracts is in default under or in breach of any of the Listed Contracts and (iii) each of the Listed Contracts constitutes a valid and binding obligation of the Company or one of its Subsidiaries, enforceable against the Company or one of its Subsidiaries and, to the Knowledge of the Company, against the other party or parties thereto, in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity. The Company has made available to Purchaser a true and complete copy of each of the Listed Contracts as in effect on the date hereof.

3.11 Litigation. There is no material Litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries is subject to any material outstanding Orders. The Company Disclosure Schedule sets forth a list of all material closed Litigation matters relating to the Company, its Subsidiaries or their businesses to which the Company or any of its Subsidiaries was a party since January 1, 2012.

3.12 Compliance with Laws; Permits.

(a) The Company and its Subsidiaries are and since January 1, 2012 have been in material compliance with all Laws. None of the Company or any of its Subsidiaries has received any written notice since January 1, 2012 from a Governmental Authority that alleges that such Person is not in compliance in any material respect with any Law.

(b) The Company and its Subsidiaries hold, and are in compliance with, all Permits necessary for the conduct of their businesses as presently conducted, except where the failure to hold or be in compliance with such Permits would not, individually or in the aggregate, reasonably be expected to result in a material liability to the Company or its Subsidiaries.

(c) Since January 1, 2012, neither the Company nor any of its Subsidiaries, nor to the Knowledge of the Company, any officer or director or agent acting on behalf of any of them, has (i) been or is designated on any list of any U.S. Governmental Authority related to customs and international trade Laws, including the United States Office of Foreign Assets Control’s (“OFAC”) Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce’s Denied Persons List, the Commerce Entity List and the U.S. Department of State’s Debarred List, (ii) participated in any transaction involving such a Person or any country subject to U.S. sanctions administered by OFAC, (iii) exported (including deemed exportation) or re-exported, directly or indirectly, any goods, technology or services in violation of any applicable U.S. export control or economic sanctions Laws or (iv) participated in any transaction connected with any purpose prohibited by U.S. export control and economic sanctions Laws, including support for international terrorism and nuclear, chemical or biological weapons proliferation.

(d) Since January 1, 2012, neither the Company nor its Subsidiaries, nor, to the Knowledge of the Company, any agent acting at their direction has provided, offered, gifted or promised, directly or knowingly through another person, anything of value to any Person employed by or that is an agent of any Governmental Authority or any political party or that is a candidate for Governmental Authority office (a “Government Official”) for the purpose of: (i) influencing any act or decision of such Government Official in his or her official capacity, inducing such Government Official to do or omit to do any act in violation of his or her lawful duty or securing any improper advantage for the Company or its Subsidiaries, or (ii) inducing such Government Official to use his or her influence to affect or influence any act or decision of any Governmental Authority, in each of (i) and (ii) in order to assist the Company or its Subsidiaries in obtaining or retaining business.

3.13 Regulatory Matters.

(a) All products and services of the Company or its Subsidiaries that are currently marketed or sold by or for the Company or its Subsidiaries or are currently under development or with respect to which the Company or any of its Subsidiaries has provided any indemnity or a warranty (collectively, the “Company Products”) have been in material compliance with all applicable Contract commitments, applicable Law, all applicable safety standards and all express and implied warranties, and no Litigations are pending (and, to the Knowledge of the Company, there is no reasonable basis for any present or future Litigation against the Company or any of its Subsidiaries giving rise to any such liability). Since January 1, 2012, neither the Company nor any of its Subsidiaries has been notified in writing of any claims for (and, to the Knowledge of the Company, there are no threatened claims for) any extraordinary product returns, warranty obligations or product services relating to any Company Products. As of the date hereof, since January 1, 2011, there have been no FDA (or similar foreign Governmental Authority) ordered Recalls, or any seizures or adverse regulatory actions taken (or, to the Knowledge of the Company, threatened) by the FDA or any other Governmental Authority with respect to any of the Company Products, including any facilities where any Company Products are produced, processed, packaged or stored, and since January 1, 2012, the Company has not, either voluntarily or at the request of any Governmental Authority, initiated or participated in any Recalls of any Company Product. There are no facts, circumstances or conditions that would reasonably be expected to form the basis for an enforcement action by the FDA or other Governmental Authority with respect to any action to withdraw or delay approval of, place restrictions on the production, clinical use or testing or sales or marketing of, or request the Recall of, any product of the Company or any of its Subsidiaries that would have a Company Material Adverse Effect if successful.

(b) Without limiting Section 3.13(a) or other provisions of this Section 3.13, each of the Company and its Subsidiaries is, and since January 1, 2012, has been, in compliance in all material respects with all health care Laws applicable to the Company and its Subsidiaries, or by which any property, product or other asset of the Company and its Subsidiaries is bound or affected, including, but not limited to, the Federal Food, Drug and Cosmetic Act (21 U.S.C. §§ 301 et seq.), the federal Anti-kickback Statute (42 U.S.C. § 1320a-7b(b)), the Physician Payment Sunshine Act (42 U.S.C. § 1320a-7h), the civil False Claims Act (31 U.S.C. §§ 3729 et seq.), the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)), the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)), the civil monetary penalty laws (42 U.S.C. § 1320a-7a), the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d et seq.), as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 (collectively, “HIPAA”), all criminal Laws relating to health care fraud and abuse, including but not limited to 18 U.S.C. §§ 286 and 287, and the health care fraud criminal provisions under HIPAA, the exclusion laws, Social Security Act § 1128 (42 U.S.C. § 1320a-7), Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), the Patient Protection and Affordable Care Act of 2010, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, and in each case the regulations promulgated thereunder, all other Laws relating to the development, billing, labeling, storage, testing, distribution or marketing of pharmaceutical products, and any state, local and foreign equivalents of any of the foregoing (collectively, “Health Care Laws”). Neither the Company nor any Subsidiary of the Company has received any written notification of any pending or, to the Knowledge of the Company, threatened, claim, suit, proceeding, hearing, enforcement, audit, investigation or arbitration from any Governmental Authority alleging potential or actual material non-compliance by, or material liability of, the Company or any Subsidiary of the Company under any Health Care Laws.

(c) Each of the Company and its Subsidiaries holds all Permits from the FDA and any similar foreign Governmental Authorities required for the conduct of its business as currently conducted (collectively, the “Regulatory Permits”) and all such Regulatory Permits are valid and in full force and effect. Each of the Company and its Subsidiaries has fulfilled and performed all of its material obligations with respect to the Regulatory Permits, and no event has occurred which allows, or after notice or lapse of time would allow, revocation or termination thereof or results in any other material impairment of the rights of the holder of any Regulatory Permit. Each of the Company and its Subsidiaries has filed with the FDA and any similar foreign Governmental Authorities all material reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments thereto, including adverse event reports and all other submitted data relating to the Company’s and its Subsidiaries’ products, as required by any Health Care Law or Regulatory Permit, and all such reports, documents, forms, notices, applications, records, claims, submissions, and supplements or amendments were in all material respects complete, accurate and not misleading on the date filed (or were corrected or supplemented by a subsequent submission), and no written notice (or, to the Knowledge of the Company, any oral notice) of deficiencies which are material, individually or in the aggregate, has been issued or asserted by any applicable Governmental Authority with respect to any such reports, documents, forms, notices, applications, records, claims, submissions, or any supplements or amendments thereto.

(d) The Company and its Subsidiaries and their contract manufacturers are, and since January 1, 2012 have been, in material compliance with, and each Company Product regulated as a medical device or drug in current commercial distribution is designed, manufactured, prepared, assembled, packaged, labeled, stored, installed, serviced and processed in material compliance with, a recognized quality management system, including the Quality System Regulation set forth in 21 C.F.R. Part 820, the current Good Manufacturing Practice (GMP) regulation set forth in 21 C.F.R. Part 211, as applicable, and the provisions of any similar non-U.S. requirements, such as the EU Medical Device Directives, the EU Drug Directives and ISO 13485 and ISO 9000 series, as applicable.

(e) The Company and its Subsidiaries have obtained and currently hold in good standing all material approvals, registrations and authorizations from, and have maintained or procured all records, studies and other documentation needed to reasonably satisfy and demonstrate compliance with the requirements of, the FDA (and any similar foreign Governmental Authority) for the conduct of their business activities relating to the Company Products and for the sale and/or provision of the Company Products (as applicable).

(f) Neither the Company nor any of its Subsidiaries has made any material false statement in, or material omission from, the applications, approvals, reports or other submissions to the FDA or to any similar foreign Governmental Authority or in or from any other records and documentation prepared or maintained to comply with the requirements of the FDA or any similar foreign Governmental Authority; provided that no representation or warranty is made by the Company herein to the extent that any such statement or omission was made by or in reliance on data or information provided by any third Person, including any contractor, investigator or researcher, engaged or retained by, or otherwise acting on behalf of, the Company or any of its Subsidiaries (any such Person, a “Section 3.13 Third Person”).

(g) To the Knowledge of the Company, no Section 3.13 Third Person has made any material false statement in, or material omission from, any report, study or other documentation prepared in conjunction with the applications, approvals, reports or records submitted to or prepared for the FDA or any similar foreign Governmental Authority.

(h) Neither the Company nor any of its Subsidiaries has received any written notice of any investigation by any Governmental Authority in respect of the promotion of “off-label” or similar use of the Company Products and there is no pending or, to the Knowledge of the Company, threatened Litigation by any Governmental Authority with respect to the promotion of “off-label” or similar use of such products. To the Knowledge of the Company, no facts or circumstances exist that could reasonably support a material claim that the Company or any of its Subsidiaries has engaged in promotional activities that are in violation of any Law concerning “off-label” promotional activities, including any Health Care Law.

(i) Notwithstanding anything in this Agreement to the contrary, this Section 3.13 contains the sole and exclusive representations and warranties of the Company in any way relating to any FDA- or any similar foreign Governmental Authority-related safety, compliance or health matter, including compliance with Health Care Laws.

(j) To the Knowledge of the Company, the Company and its Subsidiaries have not used in any capacity the services of any individual or entity debarred or excluded, or which has engaged in any conduct that has resulted or would reasonably be expected to result in debarment or exclusion, under 21 U.S.C. § 335a(a), 42 U.S.C. § 1320a-7 or any equivalent or similar Laws.

(k) The clinical and pre-clinical studies conducted by or on behalf of or sponsored by the Company or a Subsidiary of the Company were and, if still pending, are being conducted in all material respects in accordance with standard medical and scientific research procedures and all applicable Health Care Laws, including, but not limited to, the Federal Food, Drug and Cosmetic Act, its applicable implementing regulations at 21 C.F.R. Parts 50, 54, 56, 58 and 312, and any foreign equivalents. Since January 1, 2012, neither the Company nor any Subsidiary of the Company has received any written notice or other correspondence from the FDA or any similar foreign Governmental Authority requiring the termination, suspension or material modification of any ongoing clinical or pre-clinical study. There are no pending or, to the Knowledge of the Company, threatened actions or proceedings by the FDA or any similar foreign Governmental Authority which would prohibit or impede the potential future commercial sale of any of the Company’s or its Subsidiaries’ products. To the Knowledge of the Company, there are no contracts, including settlements with Governmental Authorities, which would reasonably be expected to impose obligations for independent review and oversight of marketing and sales practices or limit in any material respect the ability of the Company or any of its Subsidiaries to develop, manufacture, market or sell any of the Company’s or its Subsidiaries’ products.

(l) The Company has made available to Purchaser prior to the date hereof true, correct and complete copies of (i) all material filings made by the Company or any of its Subsidiaries with the FDA or any similar foreign Governmental Authority in its possession or control and (ii) all material correspondence with the FDA or any similar foreign Governmental Authority in its possession or control, in each case with regard to the Company’s and its Subsidiaries’ products.

3.14 Taxes.

(a) Each of the Company and its Subsidiaries has (i) timely filed all U.S. federal income and all other material Tax Returns required to be filed by it (taking into account extensions) and all such Tax Returns are correct and complete in all material respects and (ii) timely paid or properly accrued in accordance with GAAP in the Financial Statements all material Taxes due and payable with respect to such Tax Returns or that are otherwise due and payable.

(b) There are no audits or administrative or judicial proceedings pending or being conducted with respect to the Taxes of the Company or any of its Subsidiaries and neither the Company nor any of its Subsidiaries has received a written notice of any threatened audits or proceedings.

(c) No Governmental Authority has asserted in writing any deficiency or claim for any amount of additional Taxes, which deficiency or claim has not yet been resolved. Neither the Company nor any of its Subsidiaries has received in the last three (3) years written notice of a claim by a Governmental Authority in a jurisdiction in which the Company or its Subsidiaries do not file Tax Returns that the Company or such Subsidiary is subject to taxation by that jurisdiction. There is no outstanding closing agreement (as described in Section 7121 of the Code), request for a private letter ruling from a Taxing Authority, request to consent to change a Tax method of accounting, in each case with respect to the Company or any of its Subsidiaries.

(d) Each of the Company and its Subsidiaries has withheld or collected and paid over to the appropriate Governmental Authorities (or is properly holding under applicable Law for such payment) all material Taxes required by Law to be withheld or collected and has complied in all material respects with all reporting requirements relating to such withholding, including with respect to payments made to employees, independent contractors, creditors, stockholders or other third parties.

(e) Neither the Company nor any of its Subsidiaries has entered into a written agreement or waiver extending any statute of limitations relating to the payment or collection of Taxes that has not expired (other than any extension resulting from filing Tax Returns by the extended due date).

(f) The Company has delivered or made available to Purchaser true and complete copies of all federal income Tax Returns and material state income Tax Returns filed by the Company or any of its Subsidiaries since January 1, 2010.

(g) Neither the Company nor any of its Subsidiaries has participated in a listed transaction within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(h) Neither the Company nor any of its Subsidiaries (i) is or has ever been in the last five (5) years a member of an affiliated group of corporations filing a consolidated federal income Tax Return or any other consolidated, combined, affiliated or unitary group for any Tax purposes (other than the group the common parent of which is or was the Company or any of its Subsidiaries) or (ii) has any liability for Taxes of another Person (A) under Treasury Regulations Section 1.1502-6 (or comparable provisions of state, local or non-U.S. Law), other than Taxes of a Person which is a member of a consolidated group the common parent of which is or was the Company or any of its Subsidiaries, or (B) as a transferee or successor or by contract. Neither the Company nor any of its Subsidiaries is a party to or bound by any Tax allocation or sharing agreement, other than such an agreement the primary purpose of which does not relate to Taxes or such an agreement solely among members of a group the common parent of which is the Company or any of its Subsidiaries.

(i) Neither the Company nor any of its Subsidiaries has distributed any stock of another entity, or had its stock distributed by another entity, at any time since January 1, 2012, in a transaction that was purported or intended to be governed in whole or in part by Section 355 of the Code.

(j) Neither the Company nor any of its Subsidiaries will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting under Section 481 of the Code (or any corresponding provision of state, local or non-U.S. Law) for a taxable period ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (iii) installment sale or open transaction disposition made on or prior to the Closing Date; or (iv) election under Section 108(i) of the Code.

(k) The Company Disclosure Schedule sets forth for each entity whether such entity is currently a corporation, a partnership or disregarded from its owner for U.S. federal income Tax purposes.

(l) No amount paid or payable (whether in cash, in property or in the form of benefits) in connection with the transactions contemplated hereby (either solely as a result thereof or as a result of such transactions in conjunction with any other event) could be an “excess parachute payment” within the meaning of Section 280G of the Code or would constitute an “excess parachute payment” if such amounts were subject to the provisions of Section 280G of the Code, and neither the Company nor any of its Subsidiaries has any indemnity obligation for any Taxes imposed under Section 4999 or 409A of the Code; provided that the parties acknowledge that the this Section 3.14(l) shall not apply to any arrangements entered into between Purchaser and its Affiliates, on the one hand, and any “disqualified individual” within the meaning of Section 280G of the Code, on the other hand, (“Purchaser Arrangements”).

3.15 Employees and Employee Benefits.

(a) The Company Disclosure Schedule sets forth a list as of the date hereof of each material Company Employee Plan. For purposes of this Agreement, “Company Employee Plans” means all (i) Employee Pension Benefit Plans, (ii) Employee Welfare Benefit Plans, (iii) stock option, stock purchase, supplemental retirement, post-employment welfare, retirement, welfare, change-in-control, and retention, plans, programs, policies, agreements or arrangements and (iv) deferred compensation, severance, bonus, incentive, employment or other benefit plans, programs, policies, agreements, arrangements or Contracts, in each case which is sponsored or maintained by the Company or any of its Subsidiaries, to which the Company or any of its Subsidiaries is a party or with respect to which the Company or any of its Subsidiaries has any liability.

(b) With respect to each material Company Employee Plan, the Company has made available to Purchaser true and complete copies of: (i) all plan documents that include all material terms of such Company Employee Plans (or, with respect to unwritten plans, written descriptions of all material terms), (ii) all funding and administrative arrangement documents, including trust agreements, insurance contracts, custodial agreements and investment manager agreements, (iii) the latest favorable determination letter, if any, received from any relevant Taxing Authority regarding the qualification of such Company Employee Plan under applicable Tax Laws, (iv) the most recently filed Form 5500 for each Company Employee Plan that is an Employee Pension Benefit Plan or an Employee Welfare Benefit Plan, (v) each summary plan description and each summary of material modification regarding the terms and provisions thereof, as applicable, and (vi) the most recent actuarial report, as applicable.

(c) None of the Company Employee Plans provides retiree medical or other post-employment welfare benefits to any Person, other than health continuation coverage as required by Section 4980B of the Code or Part 6 of Title I of ERISA.

(d) Each Company Employee Plan which is intended to be qualified under Section 401(a) of the Code is the subject of a favorable determination letter from the United States Internal Revenue Service (the “IRS”) with respect to its qualified status and, to the Knowledge of the Company, (i) the IRS has not taken any action to revoke such determination letter and (ii) no events have occurred that would reasonably be expected to adversely affect such qualification.

(e) All contributions required by Law or any plan document to be made with respect to any Company Employee Plan have been made on or before their due dates (including any extensions thereof), and all premiums due or payable with respect to any insurance policy funding any Company Employee Plan have been timely paid (taking into account applicable extensions).

(f) There is no Litigation pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries with respect to a Company Employee Plan that would reasonably be expected to result in a material liability to the Company or its Subsidiaries (other than routine claims for benefits).

(g) No Company Employee Plan is (i) an employee benefit plan subject to Title IV of ERISA or Section 412 of the Code or (ii) a “multiemployer plan” (within the meaning of Section 4001(a)(3) of ERISA). None of the Company or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(h) All Company Employee Plans have been funded, administered and maintained, in form and operation, materially in accordance with their terms and with the requirements of applicable Law. The Company and its Subsidiaries are in material compliance with all Laws respecting employment of labor and employment practices, terms and conditions of employment, wages and hours, worker classification, equal opportunity, fair labor standards, nondiscrimination, workers compensation and collective bargaining.

(i) Each Company Employee Plan that constitutes a nonqualified deferred compensation plan within the meaning of Section 409A of the Code and that is subject to Section 409A of the Code has been operated and maintained materially in operational and documentary compliance with Section 409A of the Code and applicable guidance thereunder during the respective time periods in which such operational or documentary compliance has been required.

(j) Each Company Employee Plan that is required to be registered or approved by a foreign Governmental Authority has been registered with, or approved by, and, except as would reasonably be expected to not result in any material liability to the Company or any of its Subsidiaries, has been maintained in good standing with, such Governmental Authority.

(k) Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will (either alone or in conjunction with any other event) accelerate the time of the payment, vesting or funding of, increase the amount of, result in the forfeiture of, or result in the funding of any compensation or benefits under any Company Employee Plan.

3.16 Labor Matters. Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor organization and, to the Knowledge of the Company, no union organizing activity exists or since January 1, 2012 has taken place among any of the employees of the Company or any of its Subsidiaries. There is no (a) labor strike, slow-down, work stoppage or other material labor dispute pending or, to the Knowledge of the Company, threatened by the employees of the Company or any of its Subsidiaries or (b) material unfair labor practice charge, grievance or complaint pending or, to the Knowledge of the Company, threatened by or on behalf of any employee or group of employees of the Company. Since January 1, 2012, neither the Company nor any Subsidiary has implemented any employee layoffs or plant closures that implicated or would reasonably be expected to implicate the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar or related Law (collectively, the “WARN Act”). To the Knowledge of the Company, no officer, executive or key employee of the Company or any of its Subsidiaries: (i) has provided notice of an intention to terminate or materially alter the terms of his or her employment with the Company or such Subsidiary; or (ii) is party to any confidentiality, non-competition, proprietary rights or other such Contract that would materially restrict the performance of such Person’s employment duties or the ability of the Company or any of its Subsidiaries to conduct its or their business.

3.17 Governmental Approvals. Except for compliance with any applicable requirements of the HSR Act, no consent, approval, waiver or authorization of, or exemption by, or filing with any Governmental Authority (each, a “Governmental Approval”) is required to be obtained or made by the Company or any of its Subsidiaries in connection with the execution, delivery and performance by the Company or any of its Subsidiaries of this Agreement or the taking by the Company or any of its Subsidiaries of any other action contemplated hereby (it being understood that, in making the representations and warranties contained in this Section 3.17 the Company is relying on the information and documents furnished by Purchaser).

3.18 Environmental Matters.

(a) The Company and its Subsidiaries are and have been since January 1, 2012 in material compliance with all Environmental Laws.

(b) The Company and its Subsidiaries hold, and are and have been since January 1, 2012 in material compliance with, all Permits required under any Environmental Laws and necessary for the conduct of their businesses or the occupation of any of their properties or facilities in the manner currently conducted or occupied by the Company and its Subsidiaries.

(c) There is no material Litigation arising under Environmental Laws pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has since received any written notice or other written communication, except for such written notices or communications that have been fully and finally resolved (with no continuing or future obligations), alleging any material violations of or material liability under any Environmental Laws nor is the Company or any of its Subsidiaries subject to any outstanding Orders arising under Environmental Laws.

(d) Neither the Company nor any of its Subsidiaries: (i) has designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing asbestos or, to the Knowledge of the Company, any other Hazardous Materials as would cause the Company or any of its Subsidiaries to incur material liabilities under any Environmental Laws; (ii) has disposed of or arranged for the disposal of, transported or released any Hazardous Materials (x) at, on, from or under any Owned Real Property or Leased Real Property (collectively, “Real Property”), (y) at, on, from or under any real property formerly owned, operated or leased by the Company or any of its Subsidiaries or (z) at, on, from or under any real property listed on the National Priorities List or any analogous public registry of contaminated sites under Environmental Law or, to the Knowledge of the Company, any other property or facility, in the case of (x), (y) and (z) with respect to which would give rise to a material liability of the Company or any of its Subsidiaries under Environmental Laws; (iii) owns or operates any Real Property which is or has been contaminated by any Hazardous Materials as would give rise to a material liability of the Company or any of its Subsidiaries under Environmental Laws; or (iv) has assumed by contract or, to the Knowledge of the Company, retained by operation of law any material liability of any other Person under Environmental Laws that would be reasonably expected to cause the Company or any of its Subsidiaries to incur material liabilities under any Environmental Laws.

(e) The Company has delivered or otherwise made available for inspection to Purchaser copies of any non-privileged, material environmental site assessments and any other material reports in the possession of the Company or any of its Subsidiaries that pertain to compliance with, or liability under, Environmental Laws with respect to any Hazardous Materials at any Real Property or any other properties, facilities or operations of the Company or any of its Subsidiaries.

(f) Notwithstanding anything in this Agreement to the contrary, this Section 3.18 and Sections 3.05, 3.07, 3.13, 3.17, and 3.20 contain the sole and exclusive representations and warranties of the Company in any way relating to any matter arising under any Environmental Laws.

3.19 Contracts with Company Related Persons. Other than any Contract entered into in the ordinary course of business with a private equity portfolio company that is an Affiliate of Seller, of which Contracts, to the Knowledge of the Company, there are none, and the Company Employee Plans, neither the Company nor any of its Subsidiaries is a party to any Contract or other arrangement with Seller, any Person that (itself or together with its affiliates) holds 1% or more of the outstanding Company Stock or outstanding equity interests of Seller or any of their respective Affiliates or with any director or officer of the Company or Seller or with any of the Subsidiaries or Affiliates of any of the foregoing (each, a “Company Related Person”), except for this Agreement, any employment Contracts listed on the Company Disclosure Schedule, the Constituent Documents of the Company and its Subsidiaries, the Insurance Policies and indebtedness for salaries or fees for services rendered in each case in the ordinary course of business, reimbursable business expenses incurred in the ordinary course of business or benefits under the Company Employee Plans, nor is any Company Related Person indebted, or is a party to any Contract (other than certain of the Contracts enumerated above in this Section 3.19) pursuant to which it is liable for any payment to the Company or any of its Subsidiaries, except indebtedness for advances made to directors, officers or employees of the Company or any of its Subsidiaries in the ordinary course of business to meet reimbursable business expenses reasonably anticipated to be incurred by such individuals.

3.20 Insurance. The Company Disclosure Schedule sets forth a list, as of the date hereof, of all material casualty, general liability and other insurance policies maintained by the Company or any of its Subsidiaries (collectively, the “Insurance Policies”). Each of the Insurance Policies is in full force and effect and no written notice has been received by the Company or any of its Subsidiaries from any insurance carrier purporting to cancel coverage under any of the Insurance Policies. To the Knowledge of the Company, there are no pending material claims under the Insurance Policies by the Company or any of its Subsidiaries as to which the insurers have denied liability. The Company and its Subsidiaries have made timely premium payments with respect to all of the Insurance Policies.

3.21 Brokers. Neither the Company nor any of its Subsidiaries has paid or become obligated to pay, or will pay or become obligated to pay, any fee, commission or similar payment to any investment bank, financial advisor, broker, finder, intermediary or any other Person in connection with the transactions contemplated hereby.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller represents and warrants to Purchaser that, except as disclosed in the correspondingly numbered section of the disclosure schedule delivered by Seller to Purchaser simultaneously with the execution of this Agreement (the “Seller Disclosure Schedule”) (it being agreed that disclosure of any item in any section of Article IV of the Seller Disclosure Schedule shall be deemed disclosure with respect to any other section of this Article IV to which the relevance of such item is reasonably apparent on its face):

4.01 Organization. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as it is now being conducted. Seller is duly licensed or qualified to do business in all jurisdictions where the nature of the property owned or leased by it, or the nature of the business conducted by it, makes such licensing or qualification necessary, except for such licensing or qualification the absence of which would not, individually or in the aggregate, reasonably be expected to materially hinder, impair or delay the consummation of the transactions contemplated by this Agreement or to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement in a timely manner.

4.02 Power and Authority; Effect of Agreement.

(a) Seller has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Seller of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite organizational action on the part of Seller. No vote or consent by any members or other equity owners of Seller is required to authorize this Agreement or the consummation of the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Seller and, assuming the due authorization, execution and delivery thereof by Purchaser, this Agreement constitutes a valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity.

(b) The execution, delivery and performance by Seller of this Agreement and the consummation by it of the transactions contemplated hereby, as applicable, will not, with or without the giving of notice or the lapse of time or both, subject to obtaining any required Governmental Approvals referred to in Section 3.17, Section 4.03 and Section 5.04: (i) violate any provision of Law to which Seller is subject, (ii) violate any Order that is applicable to Seller or (iii) conflict with or result in a breach of the provisions of or the creation of any Encumbrance under, or constitute a default or create a right of acceleration, termination or amendment under,

(A) the Constituent Documents of Seller or (B) any Contract to which Seller is a party, except for Impacts which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement in a timely manner.

4.03 Governmental Approvals. Except as set forth in Section 4.03 of the Seller Disclosure Schedule, and except for compliance with any applicable requirements of the HSR Act, no Governmental Approval is required to be obtained or made by Seller in connection with the execution, delivery and performance by Seller of this Agreement or the taking by it of any other action contemplated hereby, other than such Governmental Approvals which, if not obtained or made, would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the transactions contemplated by this Agreement or to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement in a timely manner (it being understood that, in making the representations and warranties contained in this Section 4.03, Seller is relying on the information and documents furnished by Purchaser).

4.04 Title to Company Stock. Seller is the sole record and beneficial owner of and has good and valid title to the Purchased Shares, free and clear of any Encumbrances, except as imposed by applicable securities laws. Upon payment for the Purchased Shares at the Closing, Purchaser will acquire good and valid title to the Purchased Shares, free and clear of any Encumbrances, except as imposed by applicable securities laws. Seller is not the subject of any bankruptcy, reorganization or similar proceeding. Except for this Agreement, there are no outstanding Contracts or understandings between Seller and any other Person with respect to the acquisition, disposition, transfer, registration or voting of or any other matters in any way pertaining or relating to, or any other restrictions on, any of the Purchased Shares, and, except as contemplated by this Agreement, Seller does not have any right to receive or acquire any equity interest of the Company or any Subsidiary of the Company.

4.05 Brokers. Neither Seller nor any of its Affiliates has paid or become obligated to pay, or will pay or become obligated to pay, any fee, commission or similar payment to any investment bank, financial advisor, broker, finder, intermediary or any other Person in connection with the transactions contemplated by this Agreement for which the Purchaser or the Company or its Subsidiaries will be liable.

4.06 Seller Contracts. Seller (a) is a holding company, (b) does not have any property other than Contracts, the Purchased Shares, its books and records, cash, cash equivalents (including time deposits) or marketable securities, and (c) is not a party to any Contracts used in the business of the Company and its Subsidiaries (excluding, for the avoidance of doubt, Contracts with equity holders of Seller relating to their equity interests in Seller to which none of the Company or any of its Subsidiaries is a party) other than those set forth on Section 6.13 of the Company Disclosure Schedule.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser represents and warrants to Seller and the Company that, except as disclosed in the correspondingly numbered section of the disclosure schedule delivered by Purchaser to Seller and the Company simultaneously with the execution of this Agreement (the “Purchaser Disclosure Schedule”) (it being agreed that disclosure of any item in any section of Article V of the Purchaser Disclosure Schedule shall be deemed disclosure with respect to any other section of this Article V to which the relevance of such item is reasonably apparent on its face):

5.01 Organization. Purchaser is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware and has all requisite limited liability company power and authority to carry on its business as it is now being conducted. Purchaser is duly licensed or qualified to do business in all jurisdictions where the nature of the property owned or leased by it, or the nature of the business conducted by it, makes such licensing or qualification necessary, except for such licensing or qualification the absence of which would not have a Purchaser Material Adverse Effect.

5.02 Power and Authority; Effect of Agreement.

(a) Purchaser has all requisite limited liability company power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby have been duly authorized by all requisite limited liability company action on the part of Purchaser. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming the due authorization, execution and delivery thereof by the Company and Seller, this Agreement constitutes a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity.

(b) The execution, delivery and performance by Purchaser of this Agreement and the consummation by it of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time or both, subject to obtaining any required Governmental Approvals referred to in Section 3.17, Section 4.03 and Section 5.04: (i) violate any provision of Law to which Purchaser or any of its Subsidiaries is subject, (ii) violate any Order that is applicable to Purchaser or any of its Subsidiaries or (iii) conflict with or result in a breach of the provisions of or the creation of any Encumbrance under, or constitute a default or create a right of acceleration, termination or amendment under, (A) the Constituent Documents of Purchaser or any of its Subsidiaries or (B) any Contract to which Purchaser or any of its Subsidiaries is a party, except for Impacts which would not have a Purchaser Material Adverse Effect.

5.03 Litigation. As of the date hereof, there is no Litigation pending or, to Purchaser’s knowledge, threatened against Purchaser or any of its Subsidiaries which would have a Purchaser Material Adverse Effect. As of the date hereof, neither Purchaser nor any of its Subsidiaries is subject to any outstanding Orders which would have a Purchaser Material Adverse Effect.

5.04 Governmental Approvals. Except as set forth in Section 5.04 of the Purchaser Disclosure Schedule, and except for compliance with any applicable requirements of the HSR Act, no Governmental Approval is required to be obtained or made by Purchaser in connection with the execution, delivery and performance by Purchaser of this Agreement or the taking by it of any other action contemplated hereby, other than such Governmental Approvals which, if not obtained or made, would have a Purchaser Material Adverse Effect (it being understood that, in making the representations and warranties contained in this Section 5.04, Purchaser is relying on the information and documents furnished by the Company and Seller).

5.05 Solvency. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated hereby with the actual intent of Purchaser to hinder, delay or defraud either present or future creditors of the Company or any of its Subsidiaries. Assuming (i) that the representations and warranties of the Company contained in this Agreement are true and correct in all material respects, (ii) the compliance with and performance by the Company of its obligations hereunder and (iii) that any estimates, projections or forecasts prepared by or on behalf of the Company that have been provided to Purchaser prior to the date hereof have been prepared in good faith based upon assumptions that were reasonable when made, at and immediately after the Closing, and subject to the satisfaction of the conditions to Purchaser’s obligations to consummate the transactions contemplated hereby set forth in Article VII, immediately after giving effect to the transactions contemplated hereby, the Parent and its Subsidiaries, on a consolidated basis, (a) will be solvent (in that both the fair value of their assets will not be less than the sum of their debts and that the present fair saleable value of their assets will not be less than the amount required to pay their probable liabilities on their debts as they become absolute and matured), (b) will not have unreasonably small capital to conduct their businesses in which they are engaged and (c) will not have incurred and will not intend to incur debts that they do not believe that they will be able to pay as they become due (whether at maturity or otherwise).

5.06 Financing. Purchaser has delivered to Seller true, correct and complete copies, as of the date of this Agreement, of (i) the executed Debt Commitment Letter and (ii) the executed Debt Fee Letter (redacted as to fee amounts, pricing caps and other economic terms (including, for the avoidance of doubt, any dollar amount or percentage set forth in the flex terms) only, none of which would materially adversely affect the amount or availability of the Financing). As of the date of this Agreement, neither Purchaser nor any of its Affiliates has entered into any side letters or other agreements related to the Financing, which would impose conditions or other contingencies to the funding of the full amount of the Financing. The Debt Commitment Letter and the Debt Fee Letter have not been amended or modified, except as permitted pursuant to Section 6.12. As of the date of this Agreement, the Debt Commitment Letter, in the form so delivered, is in full force and effect and is the legal, valid and binding obligation of Mallinckrodt International Finance S.A. (“MIFSA”), an Affiliate of Purchaser, and, to the knowledge of Purchaser, the other parties thereto, in each case except as may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar Laws relating to creditors’ rights generally or by general principles of equity. Purchaser or Purchaser’s ultimate parent has caused MIFSA to fully pay (or cause to be paid) any and all commitment fees or other fees that are required to be paid pursuant to the terms of the Debt Commitment Letter, any related engagement letter and the Debt Fee Letter on or prior to the date of this Agreement. The net proceeds of the Financing, if funded in accordance with the Debt Commitment Letter, together with cash and cash equivalents available to Purchaser and its Affiliates, including under its committed credit facilities, shall, in the aggregate, be sufficient to consummate the transactions contemplated by this Agreement upon the terms contemplated by this Agreement and the payment of all associated costs and expenses. As of the date of this Agreement, Purchaser has no reason to believe that MIFSA will be unable to satisfy any term or condition required to be satisfied by it as a condition to the availability of the Financing contained in the Debt Commitment Letter. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would reasonably be expected to constitute a default or breach or failure to satisfy a condition on the part of MIFSA or, to the knowledge of MIFSA, the other parties thereto, under the Debt Commitment Letter. Except as set forth in the Debt Commitment Letter, there are no conditions precedent to the respective obligations of the financial institutions specified in the Debt Commitment Letter to fund the full amount of the Financing. Purchaser acknowledges and agrees that its obligations hereunder are not subject to the receipt or availability of any funds or financing by Purchaser or any of its Affiliates for the consummation of the transactions contemplated hereby.

5.07 Brokers. Neither Purchaser nor any of its Affiliates has paid or become obligated to pay, or will pay or become obligated to pay, any fee, commission or similar payment to any investment bank, financial advisor, broker, finder, intermediary or any other Person in connection with the transactions contemplated by this Agreement for which Seller will be liable.

ARTICLE VI

COVENANTS

6.01 Conduct of Business.

(a) Except as expressly contemplated by this Agreement, as required by applicable Law or as set forth in Section 6.01 of the Company Disclosure Schedule, during the period from the date of this Agreement until the Closing, unless Purchaser otherwise consents in writing in advance (which consent shall not be unreasonably withheld, delayed or conditioned), (i) the Company shall, and shall cause its Subsidiaries to, conduct its business in all material respects in the ordinary course, it being understood that a reasonable good faith action taken solely to address an extraordinary or unusual event occurring after the date hereof that is outside of the control of the Company or its Affiliates and is outside of the ordinary course of business shall not be deemed to be a breach of this clause (i) (provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 6.01(a)(ii) shall be deemed a breach of this Section 6.01(a)(i) unless such action would constitute a breach of one or more of such provisions, and provided, further that the foregoing notwithstanding, subject to Section 1.02(c), the Company and its Subsidiaries may (x) use all available Cash to make or pay distributions or dividends, repay any Indebtedness and/or pay bonuses prior to 12:00 a.m. on the Closing Date and (y) enter into and/or pay any bonus arrangements with employees of the Company and its Subsidiaries so long as such bonuses are included in the calculation of Net Working Capital or the Transaction Expenses Amount, and (ii) the Company shall and shall cause its Subsidiaries to:

(i) use its reasonable best efforts to preserve its relationships with its material customers, suppliers and others having material business dealings with it such that its business will not be impaired;

(ii) maintain its properties, machinery and equipment in sufficient operating condition and repair to enable it to conduct its business in all material respects in the manner in which its business is currently conducted, except for maintenance required by reason of fire, flood, earthquake or other acts of God;

(iii) use its reasonable best efforts to continue all existing Insurance Policies (or comparable insurance) in full force and effect;

(iv) not adopt any amendment to its Constituent Documents;

(v) not (A) increase the rate or amount of wages or benefits payable to its directors, officers or employees (including any such increase pursuant to any bonus, pension or other incentive plan covering any of its directors, officers or employees), except to the extent required by Law, (B) pay or award, or commit to pay or award, any bonuses or incentive compensation, (C) hire any new employees, unless such hiring is in the ordinary course of business consistent with past practice and is with respect to employees having an annual base salary and incentive compensation opportunity not to exceed $200,000 in the aggregate as to each such employee, (D) terminate the employment of any of its officers or employees having an annual base salary and incentive compensation opportunity that exceeds $200,000 in the aggregate as to each such employee (other than for cause), or (E) accelerate the time of payment, funding or vesting of any compensation or other benefits under any Company Employee Plan, except as required under any existing Company Employee Plan that is set forth on the Company Disclosure Schedule;

(vi) not (A) enter into any collective bargaining agreement or employment, severance or retention agreement with any of its directors, officers or employees, other than with respect to entering into employment agreements (that do not provide for severance) in the ordinary course of business for employees other than officers, directors or employees having an annual base salary and incentive compensation opportunity that exceeds $200,000, or (B) establish, adopt, amend or terminate any pension, profit sharing, bonus, incentive compensation, deferred compensation, stock purchase, stock option, stock appreciation rights, severance or other Company Employee Plan, except to the extent required by Law;

(vii) not issue, deliver, sell, pledge, transfer, encumber or otherwise dispose, or authorize, propose or agree to the issuance, delivery, sale, pledge, transfer, encumbrance or disposition of, any shares of Company Stock or other capital stock or equity interests, or securities convertible into or exchangeable for, or options, restricted stock units, warrants, calls, commitments or rights of any kind to acquire, any shares of any class or series of its capital stock or other Company Stock or other equity interests;

(viii) not (A) split, combine, adjust, subdivide or reclassify any Company Stock or other capital stock or other equity interests, (B) other than dividends and distributions paid in cash prior to the Closing, declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of the Company Stock or other capital stock or other equity interests, make any other actual, constructive or deemed distribution in respect of the Company Stock or other capital stock or equity other interests or otherwise make any payments to Seller, other than dividends and distributions by a Subsidiary of the Company to the Company or to any wholly owned Subsidiary of the Company, or (C) purchase, redeem, retire or otherwise acquire or dispose any capital stock or other equity interests of the Company or any Subsidiary or any other securities thereof or any rights, warrants or options to acquire any such capital stock or other equity interests or other securities;

(ix) not adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any Subsidiary;

(x) not merge or consolidate with, or purchase a substantial equity interest in or substantial portion of the assets of, any business or Person other than any such transaction involving solely the Company and/or one or more of its wholly owned Subsidiaries;

(xi) not (A) sell, lease, transfer, license/sublicense or dispose of any assets or rights other than in the ordinary course of business or (B) voluntarily place any Encumbrance on its assets other than Permitted Encumbrances;

(xii) not (A) incur, assume or refinance any Indebtedness, other than (i) indebtedness for borrowed money incurred or assumed in an amount not to exceed $50,000,000 under the revolving facility that is part of the Company First Lien Credit Agreement and/or (ii) other indebtedness for borrowed money incurred or assumed in the ordinary course of business that will be prepayable at the Closing and does not exceed $5,000,000 in aggregate amount, in each case that will be included in the Indebtedness Amount, (B) make any (or forgive, cancel or guarantee any) loans, advances or capital contributions to any Person, except in the ordinary course of business, or (B) make any (or forgive, cancel or guarantee any) loans, advances or capital contributions to any Person, except loans, advances or capital contributions in an aggregate amount not to exceed $1,000,000 solely to Persons other than Seller or any of its Affiliates (other than the Company and its Subsidiaries), or (C) make any loans from any Subsidiary of the Company located outside the United States to the Company or any Subsidiary of the Company located in the United States;

(xiii) not enter into any Contract that would be a Listed Contract or IP License Agreement if in effect on the date hereof or amend or terminate any Listed Contract or IP License Agreement (or waive or assign any material right thereunder (or with respect to any Legacy Contract, any right thereunder)), other than (except with respect to any Legacy Contract) (i) entering into or amending any such Contract in the ordinary course of business consistent with past practice and involving a Listed Contract calling for future payments or receipts of less than $750,000 (provided, however, that nothing herein shall prohibit the Company and its Subsidiaries from entering into, renewing or amending Contracts with customers in the ordinary course of business consistent with past practice) or (ii) renewals of existing Listed Contracts and IP License Agreements in the ordinary course of business consistent with past practice;

(xiv) not knowingly enter into, amend, terminate or cancel any transaction or Contract with any Affiliate (other than as contemplated by this Agreement) or any Company Related Person, other than (i) in the ordinary course of business, after prior written notice to Purchaser or (ii) any such transaction or Contract solely between or among the Company and any of its Subsidiaries or any two or more Subsidiaries of the Company;

(xv) not change any of its material accounting principles, practices or methods, except as required by changes in Law or GAAP;

(xvi) not implement any employee layoffs that would reasonably be expected to implicate the WARN Act, not taking into account the effect of any employee layoffs that may occur after the Closing;

(xvii) not establish any new or amend in any material respect any existing cash management policies including delaying or postponing the payment of any accounts payable or accelerating the collection of any accounts receivable, other than in the ordinary course of business;

(xviii) not settle or otherwise resolve any inquiry, investigation, suit, action, claim, charge, citation, arbitration, proceeding or grievance involving amounts in excess of $500,000 individually or in the aggregate or which would impose any obligation or liabilities on the Company or any Subsidiary following the Closing;

(xix) not make or authorize any capital expenditures in excess of $2,000,000 per month in the aggregate;

(xx) not fail to make any budgeted capital expenditures, trade and promotional expenditures or research and development expenditures;

(xxi) not abandon or permit the lapse of any material Company Intellectual Property other than in connection with the ordinary course prosecution of patent applications and trademark applications consistent with past practice; and

(xxii) not settle or compromise any material Tax liability, amend any material Tax Return, surrender any right to claim a refund of Taxes, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment (other than any extension resulting from filing Tax Returns by the extended due date), fail to pay any material Tax as it comes due consistent with past practice or make any material election with respect to Taxes, except in the ordinary course of business.

(b) During the period from the date of this Agreement until the Closing, Purchaser shall not, and shall cause its Affiliates not to, take any action that would reasonably be expected to prevent or materially delay the consummation by Purchaser of the transactions contemplated hereby.

6.02 Exclusivity. Each of the Company and Seller agree that after the date hereof until the earlier of the Closing or the termination of this Agreement in accordance with its terms, it shall not, and each of Seller and the Company shall cause its respective Affiliates not to, directly or indirectly: (i) solicit, initiate, facilitate or encourage the submission of any Acquisition Proposal; (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or take any other action knowingly to facilitate or encourage any inquiries or the making of any proposal that constitutes, or could be expected to lead to, any Acquisition Proposal; (iii) grant any waiver or release under any standstill or similar agreement with respect to any class of the Company’s or any its Subsidiaries’ securities; or (iv) enter into any Contract with respect to any Acquisition Proposal.

6.03 Payoff Letters. The Company shall use reasonable best efforts to deliver to Purchaser at least one (1) Business Day prior to the Closing Date (and three (3) Business Days prior to the Closing Date, drafts of) customary payoff letters from the holders of Indebtedness set forth in Section 2.03 of the Company Disclosure Schedule and to make arrangements for such holders of Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, releases of all related Encumbrances to Purchaser and termination of all related guarantees at, and subject to the occurrence of, the Closing.

6.04 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each of Seller, the Company and Purchaser shall, and shall cause its Affiliates to, use its respective reasonable best efforts to (i) cause the transactions contemplated hereby to be consummated as soon as practicable; (ii) obtain all actions or non-actions, approvals, consents, waivers, registrations, permits, authorizations and other confirmations from any Governmental Authority or third party necessary, proper or advisable to consummate the transactions contemplated hereby as soon as practicable; (iii) promptly make any required submissions and filings under applicable Antitrust Laws with respect to the transactions contemplated hereby; (iv) promptly furnish information required in connection with such submissions and filing under such Antitrust Laws; and (v) keep the other parties reasonably informed with respect to the status of any such submissions and filings under Antitrust Laws, including with respect to: (A) the receipt of any non-action, action, clearance, consent, approval or waiver, (B) the expiration of any waiting period, (C) the commencement or proposed or threatened commencement of any investigation, litigation or administrative or judicial action or proceeding under Antitrust Laws and (D) the nature and status of any objections raised or proposed or threatened to be raised under Antitrust Laws with respect to the transactions contemplated hereby. For purposes hereof, “Antitrust Laws” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, all applicable Foreign Antitrust Laws and all other applicable Laws issued by a Governmental Authority that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(b) In furtherance and not in limitation of the foregoing: each party hereto agrees to, and to cause its Affiliates to, (A) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as soon as practicable and in any event within ten Business Days after the date hereof (unless the parties otherwise agree to a different date), (B) supply as soon as practicable any additional information and documentary material that may be requested pursuant to the HSR Act and (C) use its reasonable best efforts to take, or cause to be taken, all other actions consistent with this Section 6.04 necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act (including any extensions thereof) as soon as practicable. Purchaser shall be responsible for all filing fees under the HSR Act and other Antitrust Laws applicable to Purchaser. Purchaser shall cause the filings under the HSR Act to be considered for grant of “early termination.”

(c) Each party hereto shall, and shall cause its Affiliates to: (i) promptly notify the other parties hereto of, and if in writing, furnish the other parties with copies of (or, in the case of oral communications, advise the other parties of the contents of) any communication to such Person from a Governmental Authority and permit the other parties to review and discuss in advance (and to consider in good faith any comments made by the other parties in relation to) any proposed written communication to a Governmental Authority, (ii) keep the other parties reasonably informed of any developments, meetings or discussions with any Governmental Authority in respect of any filing, investigation or inquiry concerning the transactions contemplated hereby and (iii) not independently participate in any meeting or discussions with a Governmental Authority in respect of any filing, investigation or inquiry concerning the transactions contemplated hereby without giving the other parties prior notice of such meeting or discussions and, unless prohibited by such Governmental Authority, the opportunity to attend or participate. However, each of Purchaser and the Company may designate any non-public information provided to any Governmental Authority as restricted to “Outside Antitrust Counsel” only and any such information shall not be shared with employees, officers, directors or their equivalents of the other party without approval of the party providing the non-public information.

(d) Notwithstanding anything to the contrary in this Section 6.04, Purchaser agrees to take, and to cause its Affiliates to take, any and all steps necessary to avoid, eliminate or resolve each and every impediment and obtain all clearances, consents, approvals and waivers under Antitrust Laws that may be required by any Governmental Authority so as to enable the parties to close the transactions contemplated hereby as soon as practicable (and in any event no later than three Business Days prior to the End Date), including committing to and effecting, by consent decree, hold separate orders, trust or otherwise, (i) the sale, license, holding separate or other disposition of assets or businesses of the Company or any of its Subsidiaries, or (ii) terminating, relinquishing, modifying or waiving existing relationships, ventures, contractual rights, obligations or other arrangements of the Company or its Subsidiaries (each a “Remedial Action”); provided, however, that neither Purchaser nor any of its Affiliates shall be required to propose, negotiate, commit to, effect, or accept any Remedial Action if such Remedial Action would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, operations or financial condition of the Company and its Subsidiaries, taken as a whole; provided, further, that any Remedial Action shall be conditioned upon consummation of the transactions contemplated hereby.

(e) Subject to the foregoing, in the event that any litigation or other administrative or judicial action or proceeding is commenced or threatened under any Antitrust Law or by any Governmental Authority challenging any of the transactions contemplated hereby and such litigation, action or proceeding seeks, or would reasonably be expected to seek, to prevent, materially impede or materially delay the consummation of the transactions contemplated hereby, Purchaser shall use its reasonable best efforts to avoid or resolve any such litigation, action or proceeding and each of the Company and Purchaser shall cooperate with each other and use its respective reasonable best efforts to contest and resist any such litigation, action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the transactions contemplated hereby as promptly as practicable and in any event no later than three Business Days prior to the End Date.

(f) Purchaser shall not, nor shall it permit its Affiliates to, acquire or agree to acquire any right, asset, business, Person or division thereof (through acquisition, license, joint venture, collaboration or otherwise) if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable clearance, consent, approval or waiver under Antitrust Laws with respect to the transactions contemplated hereby.

6.05 Public Announcements. The initial press release with respect to the execution of this Agreement shall be a joint press release to be reasonably agreed upon by Purchaser, the Company and Seller. Following such initial press release and until the Closing, Purchaser, the Company and Seller shall consult with each other before issuing, and give each other the opportunity to review and comment upon, any press release or other public statements with respect to the transactions contemplated hereby and shall not issue any such press release or make any such public statement prior to such consultation, except as such party may reasonably conclude may be required by applicable Law, court process or by obligations pursuant to any listing agreement with any national securities exchange or national securities quotation system (and then only after as much advance notice and consultation as is feasible); provided, however, that the restrictions set forth in this Section 6.05 shall not apply to any release or public statement in connection with any dispute between the parties regarding this Agreement or the transactions contemplated hereby; provided, further, that the foregoing shall not limit the ability of any party hereto to make internal announcements to their respective employees and other stockholders that are not inconsistent in any material respects with the prior public disclosures regarding the transactions contemplated hereby. The parties hereto acknowledge and agree that Purchaser (or any Affiliate thereof) may file this Agreement, including a summary thereof, with the Securities and Exchange Commission.

6.06 Access to Information; Confidentiality.

(a) Subject to applicable Laws relating to the exchange of information, from the date hereof until the earlier of the Closing Date or the date on which this Agreement is terminated in accordance with its terms, the Company shall afford to Purchaser and its Representatives reasonable access during normal business hours to the Company’s properties, books, Contracts and records and the Company shall furnish promptly to Purchaser such information concerning its business and properties as such party may reasonably request; provided that Purchaser and its Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable

Law or a Contract or obligation of confidentiality owing to a third-party, or jeopardize the protection of the attorney-client privilege (provided that the Company shall use commercially reasonable efforts to provide such access or information in an alternative manner that does not have the foregoing effects). Until the Closing, the information provided will be subject to the terms of the Confidentiality Agreement.

(b) Purchaser acknowledges and agrees that it (i) had an opportunity to discuss the business of the Company and its Subsidiaries with the management of the Company and its Subsidiaries, (ii) has had access to the books and records, facilities, contracts and other assets of the Company and its Subsidiaries which it and its Representatives have requested to review, (iii) has been afforded the opportunity to ask questions of and receive answers from officers of the Company and its Subsidiaries and (iv) has conducted its own independent investigation of the Company and its Subsidiaries, their businesses and the transactions contemplated hereby.

(c) Following the Closing, Seller shall, and shall cause its Affiliates that have received Confidential Information directly or indirectly from Seller (or, solely with respect to Confidential Information received prior to Closing or after the Closing pursuant to Section 6.07, from the Company or its Subsidiaries) to, keep confidential all confidential and proprietary information of the Company, the Subsidiaries of the Company and the business of the Company and its Subsidiaries (collectively, “Confidential Information”); provided, however, that (x) the foregoing obligation shall not apply to any Confidential Information that (i) is or becomes available to the public (other than as a result of a breach of this Section 6.06(c)), or (ii) is or becomes available to Seller or its Affiliates on a non-confidential basis from a source other than Seller or the Company or any of their respective Affiliates, so long as such source is not known by such Person (after reasonable inquiry) to be subject to another confidentiality obligation to the Company or its Affiliates, (y) nothing herein shall restrict Seller or any its Affiliates from disclosing (A) financial return or other financial performance or statistical information (e.g., levels of debt, debt paydown or cash flows) in connection with its normal fundraising, marketing, informational or reporting activities to current and potential equityholders or investors, provided that any recipient thereof is subject to a confidentiality obligation with respect thereto and/or (B) Confidential Information in connection with any dispute with Purchaser, the Company or any of their Subsidiaries related to this Agreement and (z) Seller and its Affiliates may disclose Confidential Information to the extent required by applicable Law or legal or administrative process, provided that Seller shall promptly notify Purchaser (to the extent legally permissible) in advance of such disclosure so that Purchaser may seek, at Purchaser’s sole expense (and Seller will commercially reasonably cooperate with Purchaser in seeking) a protective order or other appropriate remedy in lieu of or with respect to such disclosure and/or waive compliance with this Section 6.06(c), and to the extent legally permissible, Seller will attempt to obtain, at Purchaser’s sole expense, reliable assurance that confidential treatment will be accorded to the information ultimately furnished. Notwithstanding any of the foregoing, the Purchaser acknowledges that certain of Seller’s Affiliates are, and certain of their representatives and Affiliates may be, registered investment advisors or regulated financial institutions and thus subject to routine examinations, investigations, regulatory sweeps or other regulatory inquiries, and agree that such Persons and their representatives and Affiliates shall not be required to comply with the process described in clause (z) of the preceding sentence of this Section 6.06(c) in respect of disclosures made to a regulatory agency, self-regulatory organization, governmental agency or examiner thereof in the course of any such routine examinations, investigations, sweeps or inquiries not specifically relating to the Company or any of its Subsidiaries or the transactions contemplated hereby, and any such disclosure shall be permitted.

6.07 Access to Books and Records. From and after the Closing, for a period of seven years, Purchaser shall, and shall cause the Company to, provide Seller and its authorized Representatives with reasonable access, during normal business hours and upon reasonable notice, solely for the purpose of complying with applicable Tax Laws or for a proper purpose to the extent related to transactions occurring at or prior to the Closing to which Seller is a party or to the ownership of equity interests of Seller, to (a) the books and records (for the purpose of examining and copying) of the Company and its Subsidiaries with respect to periods or occurrences prior to or on the Closing and (b) employees of Purchaser, the Company and their Affiliates for purposes of better understanding of such books and records; provided that Seller and its authorized Representatives shall conduct any such activities in such a manner as not to interfere unreasonably with the business or operations of the Company; provided, further, that Purchaser and the Company shall not be obligated to provide such access or information if the Company determines, in its reasonable judgment, that doing so would violate applicable Law or a Contract or obligation of confidentiality owing to a third party, or jeopardize the protection of the attorney-client privilege (provided that the Company shall use commercially reasonable efforts to provide such access or information in an alternative manner that does not have the foregoing effects). Unless otherwise consented to in writing by Seller, Purchaser shall not, and shall not permit the Company or its Subsidiaries to, for a period of seven years following the Closing Date, destroy, alter or otherwise dispose of any of the books and records of the Company or its Subsidiaries relating to Tax matters or transactions occurring at or prior to the Closing to which Seller is a party or to the ownership of equity interests of Seller for any period prior to the Closing Date without first giving reasonable prior notice to Seller and offering to surrender to Seller such books and records or any portion thereof that Purchaser or the Company or its Subsidiaries may intend to destroy, alter or dispose of.

6.08 Contact with Employees, Customers and Suppliers. Prior to the Closing, Purchaser and its Representatives may only contact and communicate with the employees, customers, service providers, regulators (other than regulators pursuant to Antitrust Laws) and suppliers of the Company and its Subsidiaries related to the transactions contemplated hereby (i) after prior consultation with and written approval of a director or officer of the Company that the Company Board has designated and authorized to provide such approvals under this Section 6.08, such approval not to be unreasonably withheld, delayed or conditioned and (ii) in compliance with Antitrust Laws.

6.09 Indemnification and Insurance.

(a) From and after the Closing, Purchaser shall, and shall cause the Company to, (i) indemnify, defend and hold harmless each current and former director, officer and employee of the Company and any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, an “Indemnitee” and, collectively, the

“Indemnitees”) against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, proceeding or investigation (whether civil, criminal, administrative or investigative) (each, a “Claim”), whenever asserted, arising out of, relating to or in connection with any action or omission relating to their position with the Company or its Subsidiaries occurring or alleged to have occurred before or at the Closing (including any Claim relating in whole or in part to this Agreement or the transactions contemplated hereby), to the fullest extent permitted under applicable Law and (ii) assume all obligations of the Company and its Subsidiaries to the Indemnitees in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in (A) the Constituent Documents of the Company and the Constituent Documents of each of the Company’s Subsidiaries as currently in effect and (B) any indemnification agreements with an Indemnitee that have been provided to Purchaser prior to the date hereof and that are listed in the Company Disclosure Schedule, which shall in each case survive the transactions contemplated hereby and continue in full force and effect to the extent permitted by applicable Law in accordance with the terms thereof. Without limiting the foregoing, following the Closing, the Company shall not, and Purchaser shall cause the Company not to, amend, repeal or otherwise modify the certificate of incorporation and bylaws of the Company in a manner that would adversely affect the rights thereunder of the Indemnitees, except as required by applicable Law.

(b) From and after the Closing, Purchaser shall, and shall cause the Company to, pay and advance to an Indemnitee any expenses (including fees and expenses of legal counsel) in connection with any Claim relating to any acts or omissions covered under this Section 6.09 or the enforcement of an Indemnitee’s rights under this Section 6.09 as and when incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such expenses (but only to the extent required by applicable Law, the Constituent Documents of the Company, applicable Constituent Documents of Subsidiaries of the Company or applicable indemnification agreements as currently in effect). Any determination required to be made with respect to whether an Indemnitee’s conduct complies with an applicable standard under applicable Law, the Constituent Documents of the Company, applicable Constituent Documents of Subsidiaries of the Company or applicable indemnification agreements, as the case may be, shall (unless such determination is made by a court of competent jurisdiction) be made by independent legal counsel selected by the Indemnitee and reasonably acceptable to Purchaser.

(c) Notwithstanding anything to the contrary contained in this Section 6.09 or elsewhere in this Agreement, Purchaser shall not (and Purchaser shall cause the Company not to) settle or compromise or consent to the entry of any judgment or otherwise seek termination with respect to any Claim, if such settlement, compromise, consent or termination imposes any liability on the Indemnitee that is not indemnified by Purchaser or the Company or any continuing obligation on the Indemnitee.

(d) For a period of six years from the Closing, Purchaser shall cause to be maintained in effect the coverage provided by the policies of directors’ and officers’ liability insurance and fiduciary liability insurance in effect as of the date hereof maintained by the Company and its Subsidiaries with respect to matters arising on or before the Closing either through the Company’s existing insurance provider or another provider reasonably selected by Purchaser; provided, however, that, after the Closing, Purchaser shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Company prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount; provided, further, that in lieu of the foregoing insurance coverage, the Company (at the cost and expense of Purchaser) may purchase “tail” insurance coverage, at a cost no greater than the aggregate amount that the Company would be permitted to spend during the six–year period provided for in this Section 6.09(d), that provides coverage not materially less favorable than the coverage described above.

(e) The provisions of this Section 6.09 are (i) intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives and (ii) in addition to, and not in substitution for or limitation of, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. The obligations of Purchaser and the Company under this Section 6.09 shall not be terminated or modified in such a manner as to adversely affect the rights of any Indemnitee to whom this Section 6.09 applies unless (A) such termination or modification is required by applicable Law or (B) the affected Indemnitee shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnitees to whom this Section 6.09 applies shall be third party beneficiaries of this Section 6.09).

(f) In the event that Purchaser, the Company or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser and the Company shall assume all of the obligations thereof set forth in this Section 6.09.

6.10 Employee Matters.

(a) Purchaser will cause the Company to, and the Company will, honor all Company Employee Plans and other employment Contracts in accordance with their terms as in effect immediately prior to the Closing, subject to any rights to amend or terminate such arrangements in accordance with such terms. Purchaser and the Company hereby agree that the consummation of this Agreement shall constitute a “change of control” for purposes of all Company Employee Plans listed in Section 6.10(a) of the Company Disclosure Schedule; provided that the exclusion of a Company Employee Plan from the Disclosure Schedules shall not be considered a determination that a “change in control” has not occurred with respect to such Company Employee Plan.

(b) Purchaser will cause the Company to, and the Company will, for a period of at least one year following the Closing, provide to each individual who continues to be an employee of the Company or any of its Subsidiaries after the Closing (each, a “Company Employee”): (i) at least the same base salary, wages and cash bonus opportunity that were provided to such Company Employee immediately prior to the Closing and (ii) employee benefits (including health and welfare, severance, vacation, paid time off and retirement benefits) that are at least substantially comparable to those benefits provided to employees of Purchaser having comparable base compensation.

(c) For eligibility and vesting purposes (other than vesting of future equity awards) and for purposes of determining severance amounts and future vacation accruals under the compensation and employee benefit plans, policies or arrangements of Purchaser and its Affiliates providing benefits to any Company Employee, after the Closing, each Company Employee shall receive credit for his or her service with the Company and its Subsidiaries before the Closing to the same extent that such Company Employee was entitled, before the Closing, to credit for his or her service under any similar or comparable Company Employee Plans (except to the extent this credit would result in a duplication of accrual of benefits in respect of the same period of service). In addition, if Company Employees or their dependents are included in any medical, dental, health or other welfare benefit plan, program or arrangement maintained by Purchaser or its Affiliates (each, a “Successor Plan”) other than the plan or plans in which they participated immediately prior to the Closing (each, a “Prior Plan”), Purchaser shall use its reasonable best efforts to cause each Company Employee to be eligible to participate immediately, without any waiting time, in any and all Successor Plans, and to cause the Successor Plans to not include any restrictions, limitations or exclusionary provisions with respect to pre-existing conditions, exclusions or any actively-at-work requirements relating to such Company Employee and his or her dependents (except to the extent that such exclusions or requirements were applicable under any similar Prior Plan at the time of commencement of participation in such Successor Plan), and any eligible expenses incurred by any Company Employee and his or her covered dependents during the portion of the plan year of the Prior Plan ending on the date of such Company Employee’s commencement of participation in the Successor Plan to be taken into account under the Successor Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if these amounts had been paid in accordance with the Successor Plan.

(d) The Company and its Subsidiaries shall (i) recognize and provide all earned but unused paid vacation and sick leave days of the Company Employees as of the Closing Date and (ii) allow each of the Company Employees to use such earned but unused vacation and sick leave days at such times as would have been allowed under the Company’s vacation and sick leave policies as in effect immediately prior to the Closing.

(e) Nothing contained in this Section 6.10, express or implied: (i) shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit Purchaser’s, the Company’s or any of their Affiliates’ ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

6.11 No Control of Other Party’s Business. Nothing contained in this Agreement is intended to give Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations prior to the Closing.

6.12 Financing.

(a) Subject to the terms and conditions of this Agreement, Purchaser will, and will cause MIFSA to, use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to obtain the Financing on the terms and conditions described in the Debt Commitment Letter and the Debt Fee Letter (including any “flex” provisions related thereto) on or prior to the Closing Date, and will cause MIFSA to not, without the Company’s prior written consent, agree to any amendment or modification to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the Debt Fee Letter if such amendment, modification or waiver (i) reduces the aggregate amount of the Financing to an amount that, together with the Purchaser’s and its Affiliates’ cash on hand or available committed credit facilities, would be less than an amount that would be required to fund the cash payments required to consummate the transactions contemplated hereby, (ii) adds new (or expands or adversely changes any existing) conditions to obtaining the Financing unless such amendment, modification or waiver results in conditions that are in the aggregate substantially equivalent to the conditions in the Debt Commitment Letter and the Debt Fee Letter immediately prior to such amendment, modification or waiver (or that are more favorable to the Purchaser and its Affiliates) or (iii) would reasonably be expected to (A) materially delay or prevent the Closing, (B) make the funding of the Financing (or satisfaction of the conditions to obtaining the Financing) materially less likely to occur or (C) materially adversely impact the ability of MIFSA or its Affiliates to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements with respect thereto; provided, however, that Purchaser may cause MIFSA to amend or replace the Debt Commitment Letter or the Debt Fee Letter to (i) add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date of this Agreement or (ii) implement or exercise any “flex” provisions provided in the Debt Fee Letter as in effect on the date of this Agreement. Purchaser will cause MIFSA to use its reasonable best efforts to (I) maintain in effect the Debt Commitment Letter, (II) satisfy (or, if deemed advisable by MIFSA, obtain the waiver of, and cause each of its Affiliates to satisfy) on a timely basis all conditions to the Financing that are within Purchaser and its Affiliates’ control, (III) negotiate and enter into definitive agreements with respect to the Financing on the terms and conditions contained in the Debt Commitment Letter or consistent in all material respects with the Debt Commitment Letter and the Debt Fee Letter (including any “flex” provisions contained therein) and (IV) draw a sufficient amount of the Financing to enable Purchaser to consummate the transactions contemplated hereby, in the event that the conditions set forth in Sections 7.01 and 7.02 and the conditions to the availability of the Financing have been satisfied or waived (other than those conditions that by their nature are to be satisfied on the Closing Date). Purchaser shall cause the net proceeds from the Financing to be available to Purchaser on the Closing Date. Upon the request of the Company or Seller, Purchaser will keep Seller and the Company reasonably informed on a reasonably current basis of the status of Purchaser’s efforts to obtain the Financing, including providing Seller with prompt notice of (x) any repudiation, termination or breach of the Debt Commitment Letter by any party thereto, of which Purchaser becomes aware and (y) the occurrence of any other event or development that would reasonably be expected to materially adversely impact the ability of Purchaser to obtain all or any portion of the Financing.

(b) The Company agrees to, and to cause its Subsidiaries to, use reasonable best efforts to, prior to the earlier of the Closing Date and the termination of this Agreement in accordance with its terms, provide such assistance (and to use reasonable best efforts to cause its and its Subsidiaries’ Representatives to provide such assistance) with the Financing as is customary with Financings of the type contemplated by the Debt Commitment Letter (including the senior notes offering contemplated thereby) and reasonably requested by Purchaser, including: (a) participation in, and assistance with, the marketing efforts related to the Financing, including assisting Purchaser with Purchaser’s preparation of customary confidential information memoranda, private placement memoranda, prospectuses, offering memoranda and other customary marketing materials and information reasonably deemed necessary by the Financing Sources to complete a successful syndication for delivery to potential syndicate members and participants; (b) participation by senior management, representatives and advisors of the Company in, and assistance with, the preparation of rating agency presentations and meetings with rating agencies, roadshows, due diligence sessions, drafting sessions and meetings with prospective lenders and debt investors (including, for the avoidance of doubt, direct contact with such rating agencies and prospective lenders and debt investors), in each case, at such times as coordinated reasonably in advance thereof; (c) delivery to Purchaser and its Financing Sources as promptly as reasonably practicable of (i) the documentation and other information requested by the Financing Sources with respect to (x) applicable “know-your-customer” and anti-money laundering rules and regulations, including the PATRIOT Act and (y) the U.S. Treasury Department’s Office of Foreign Assets Control and the FCPA (and, in any event, at least three (3) Business Days prior to the Closing Date, to the extent requested at least nine (9) days prior to the Closing Date), (ii) the Financing Information relating to the Company and (iii) such other financial information relating to the Company customary or reasonably necessary for the completion of the Financing to the extent reasonably requested by Purchaser in connection with the preparation of customary offering or information documents to be used for the Financing (which financing information, for the avoidance of doubt, may be included in any such offering or information documents used for or distributed in connection with the Financing); (d) direct its independent auditors to cooperate with the Financing consistent with their customary practice, including by providing customary “comfort letters” (including customary “negative assurances”) and customary assistance with the due diligence activities of Purchaser and its Affiliates and the Financing Sources, and customary consents to the inclusion of audit reports in any relevant marketing materials, registration statements and related government filings, in each case, in connection with any proposed issuance and sale of securities; (e) assisting Purchaser with preparing pro forma financial information regarding the Company and its Subsidiaries as part of Purchaser’s preparation of pro forma financial information and pro forma financial statements for Purchaser and its Subsidiaries on a consolidated basis and other materials for rating agency presentations, bank information memoranda, offering or private placement memoranda, financial projections for the Company as part of the consolidated business of Parent and its Subsidiaries, and not on a stand-alone basis, and similar documents used in connection with the Financing and assisting Purchaser in preparing customary estimates and other forward looking financial information regarding the future performance of the Company as a part of the consolidated business of Parent and its Subsidiaries, and not on a stand-alone basis, to the extent reasonably requested by the Financing Sources, and providing customary management representation letters to its accountants in relation to its accountants’ providing “comfort letters” in connection with any securities offering made as part of the Financing (“Representation Letters”); (f) executing and delivering definitive financing documents (but excluding, for the avoidance of doubt, authorization letters), including certificates (but not solvency certificates), Representation Letters, and other documents, to the extent reasonably requested by Purchaser; and (g) assisting Purchaser and its Affiliates in causing the conditions precedent in the Debt Commitment Letter to the Financing to be satisfied. If at any time Seller believes in good faith that it has delivered to Purchaser all Financing Information and such Financing Information is Compliant, it may deliver a written notice to Purchaser to such effect, in which case the Financing Information shall be deemed to have been delivered and to be Compliant as of the date of delivery of such notice, unless Purchaser in good faith reasonably believes either any Financing Information has not been received or is not Compliant and, within five (5) consecutive Business Days after the date of Purchaser’s receipt of the aforementioned notice, delivers a written notice to Seller to that effect and stating with specificity what Financing Information it believes it has not received or is not Compliant; provided, however, that (x) for the avoidance of doubt, notwithstanding such five (5) consecutive Business Day period, if Purchaser does not deliver any such written notice during such period, the Financing Information shall be deemed to have been delivered, and to be Compliant, as of the date of delivery of Seller’s notice described above, and such five (5) Business Day period shall not be deemed in any way to extend the 15 consecutive Business Day period specified in Section 2.01(ii)(A), and (y) irrespective of the delivery of such a notice by Seller, the Company shall continue to comply with its obligations under this Section 6.12(b) in all respects.

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing, provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or its Subsidiaries or the reputation or goodwill of the Company or its Subsidiaries. Notwithstanding any other provision set forth herein or in any other agreement between the Company and Purchaser (or its affiliates), the Company agrees that the Purchaser and its affiliates may share customary projections with respect to the Company as part of the consolidated business of Parent and its Subsidiaries, and not on a stand-alone basis, that the Company assisted the Purchaser in preparing in accordance with Section 6.12(b) with the Financing Sources identified in the Debt Commitment Letter, and that Purchaser, its affiliates and such Financing Sources may share such information with potential Financing Sources in connection with any marketing efforts in connection with the Financing, provided that the recipients of such information agree to customary confidentiality agreements. Notwithstanding the requirements of Section 6.12(b), (i) neither the Company nor any of its Affiliates or their respective Representatives shall be required to enter into any letter, certificate, document, agreement or instrument that will be effective prior to the Closing (other than Representation Letters), (ii) nothing herein shall require cooperation contemplated thereby to the extent it would interfere unreasonably with the business or operations of the Company or any of its Subsidiaries, (iii) nothing herein shall require the Company (A) to cause its legal counsel to deliver any legal opinions or (B) to deliver any authorization letters or any certificate as to solvency by Seller or the Company or its Subsidiaries, and (iv) nothing herein shall require the Company to provide or deliver (1) subject to Section 6.15, any audited or unaudited financial statements not (x) delivered or provided to Purchaser prior to the date hereof or (y) otherwise constituting Financing Information, or (2) any financial information with respect to a month or fiscal period that has not yet ended or that has ended less than 45 days prior to the date of such request.

(d) Whether or not the Closing occurs, Purchaser will promptly, upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by the Company or any of its Subsidiaries (other than with respect to any costs associated with preparing its regular quarterly and annual financial statements) in connection with the cooperation of the Company and its Subsidiaries contemplated by Section 6.12(b). Purchaser will indemnify and hold harmless the Company, its Affiliates and their respective Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing (including any action taken in accordance with this Section 6.12) and any assistance or activities in connection therewith, in each case other than to the extent any of the foregoing arises from the bad faith, gross negligence or willful misconduct of, or breach of this Agreement by any such Person.

(e) Notwithstanding anything herein to the contrary, in no event shall any failure to obtain any Financing nor any failure to fund any Financing relieve Purchaser of any obligation under or in respect of this Agreement, including the obligation to timely consummate the transactions contemplated by this Agreement as required hereby, and neither the obtaining nor the availability or funding of any Financing shall constitute a condition to Purchaser’s obligation to timely consummate the transactions contemplated by this Agreement as required hereby. Purchaser reaffirms its obligation to consummate the transactions contemplated by this Agreement irrespective and independently of the availability of the Financing, subject to satisfaction or waiver of the conditions set forth in Article VII.

6.13 Termination of Related Party Agreements; Transfer of Company Assets. Except as otherwise agreed in writing by Seller and Purchaser, Company shall, and shall cause its Affiliates to, take all actions necessary so that, at or prior to the Closing, each Contract between the Company or any of its Subsidiaries and a Company Related Person listed in Section 6.13 of the Company Disclosure Schedule shall be terminated without further liability of the Company or any of its Subsidiaries in accordance with Section 6.13 of the Company Disclosure Schedule. Seller shall cause all insurance policies listed on Section 4.06 of the Seller Disclosure Letter and Section 3.20 of the Seller Disclosure Letter to be transferred to the Company or otherwise cause the Company to enter into replacement policies on substantially the same terms prior to the Closing without imposing liabilities on the Company in connection with such transfer or replacement (other than liabilities paid prior to the Closing or reflected in Net Working Capital). If Seller or the Company discovers after the date hereof that it holds any property (other than Contracts, the Purchased Shares, its books and records, cash, cash equivalents (including time deposits) or marketable securities) or is a party to any Contracts used in the business of the Company and its Subsidiaries (excluding, for the avoidance of doubt, Contracts with equity holders of Seller relating to their equity interests in Seller to which none of the Company or any of its Subsidiaries is a party), Seller shall promptly notify Purchaser thereof and shall, if Purchaser requests, transfer such property and Contracts to the Company prior to the Closing for no consideration.

6.14 Tax Matters. Purchaser, Seller and the Company shall cooperate with each other in connection with (i) the preparation and filing of any U.S. federal, state, local or foreign Tax Returns that include the business and operations of the Company and its Subsidiaries and (ii) any audit or examination by any Taxing Authority of the Tax Returns referred to in clause (i). Such cooperation shall include the furnishing or making available of employees on a mutually convenient basis and records, books of account or other materials of the Company and its Subsidiaries necessary or helpful for the defense against assertions of any Taxing Authority as to any Tax Returns referred to in clause (i) above.

6.15 Audited 2014 Financial Statements. Prior to the Closing, Seller shall deliver to Purchaser the audited consolidated financial statements of the Company and its Subsidiaries, which comprise the balance sheet as of December 31, 2014 and the audited consolidated statement of operations, changes in stockholders deficit, comprehensive income and cash flows of the Company and its Subsidiaries for the year ended December 31, 2014 and the notes thereto (the “Audited 2014 Financial Statements”).

6.16 Section 280G Matters. If requested, no less than fifteen (15) Business Days prior to the Closing Date by Purchaser in good faith, based upon calculations prepared in good faith by the Company’s advisors (which calculations shall be provided to Purchaser as soon as reasonably practicable following the date of this Agreement), the Company shall (a) use its reasonable best efforts (provided that doing so will not require any payment to any “disqualified individual”) to obtain from each “disqualified individual” (within the meaning of Section 280G(c) of the Code and the regulations thereunder) who could otherwise receive payments and/or benefits that would separately or in the aggregate constitute “excess parachute payments” within the meaning of Section 280G(b)(1) of the Code on account of the transaction contemplated in this Agreement (“Parachute Payments”), a written waiver that shall provide that, if the requisite stockholder approval under Section 280G(b)(5)(B) of the Code and the regulations thereunder is not obtained, no Parachute Payments with respect to such disqualified individual, in the absence of such stockholder approval, shall be payable to or retained by such disqualified individual to the extent that such Parachute Payments would not be deductible by reason of the application of Section 280G of the Code or would result in the imposition of the excise tax under Section 4999 of the Code on such disqualified individual; and (b) submit to the stockholders of the Company for approval, in a manner and form that complies with the stockholder approval procedures set forth in Section 280G(b)(5)(B) of the Code and the regulations thereunder any payments and/or benefits that may separately or in the aggregate constitute Parachute Payments in the absence of such stockholder approval. All materials produced by the Company in connection with the implementation of this Section 6.16 shall be provided to Purchaser in advance for Purchaser’s review and comment, and the Company shall consider any of Purchaser’s requested changes or comments in good faith and not unreasonably omit them. The parties acknowledge that this Section 6.16 shall not apply to any Purchaser Agreements that are not provided to the Company at least ten (10) days prior to Closing so that, for the avoidance of doubt, compliance with this Section 6.16 shall be determined as if such Purchaser Agreements had not been entered into. The Purchaser acknowledges that the Company cannot compel any “disqualified individual” to waive any existing rights under a contract or agreement with the Company or any Subsidiary and, provided that the Company has used its reasonable best efforts to obtain waivers from such “disqualified individuals” pursuant to Section 6.16(a), the Company shall not be deemed in breach of this Section 6.16 if any such disqualified person refuses to waive any such right.

ARTICLE VII

CONDITIONS PRECEDENT

7.01 Conditions to Each Party’s Obligations. The respective obligations of each party hereto to consummate the transactions contemplated by this Agreement shall be subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Regulatory Approvals. All waiting periods (and any extensions thereof) applicable to the transactions contemplated hereby under the HSR Act shall have been terminated or shall have expired.

(b) No Injunctions or Restraints. No Law, injunction, judgment or ruling enacted, promulgated, issued, entered, amended or enforced by any Governmental Authority (collectively, “Restraints”) shall be in effect enjoining, restraining, preventing or prohibiting consummation of the transactions contemplated by this Agreement or making the consummation of the transactions contemplated by this Agreement illegal.

7.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to effect the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. (i) The representations and warranties of the Company and Seller set forth in this Agreement (excluding the representations and warranties set forth in the first, third and fourth sentences of Section 3.01 (Organization), Section 3.02 (Capitalization), Section 3.03(a) (Power and Authority; Effect of Agreement), Section 3.04(c) (Subsidiaries), clause (b) of Section 3.06 (Absence of Certain Changes), Section 3.21 (Brokers), the first sentence of Section 4.01 (Organization), Section 4.02(a) (Power and Authority), Section 4.04 (Title to Company Stock) and Section 4.05 (Brokers)), disregarding all qualifications and exceptions contained therein relating to materiality or Company Material Adverse Effect, shall be true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made on and as of the Closing (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure to be so true and correct would not have a Company Material Adverse Effect; (ii) the representations and warranties of the Company and Seller set forth in the first, third and fourth sentences of Section 3.01 (Organization), Section 3.03(a) (Power and Authority; Effect of Agreement), Section 3.04(c) (Subsidiaries), Section 3.21 (Brokers), the first sentence of Section 4.01 (Organization), Section 4.02(a) (Power and Authority) and Section 4.05 (Brokers) shall be true and correct in all respects (except for immaterial exceptions) as of the date of this Agreement and as of the Closing with the same effect as though made on and as of the Closing (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date); and (iii) the representations and warranties set forth in Section 3.02 (Capitalization), clause (b) of Section 3.06 (Absence of Certain Changes) and Section 4.04 (Title to Company Stock) shall have been true and correct in all respects as of the date of this Agreement and as of the Closing with the same effect as though made on and as of the Closing.

(b) Performance of Obligations of the Company and Seller. Each of the Company and Seller shall have performed and complied in all material respects with all covenants and agreements required to be performed or complied with by it under this Agreement at or prior to the Closing.

(c) Absence of Company Material Adverse Effect. Since the date of this Agreement, there shall not have occurred and be continuing a Company Material Adverse Effect.

(d) Officers’ Certificate. Purchaser shall have received (i) a certificate signed on behalf of the Company by an executive officer of the Company certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) (as it applies to the Company) and Section 7.02(c) have been satisfied and (ii) a certificate signed on behalf of Seller by an executive officer of Seller certifying that the conditions set forth in Section 7.02(a), Section 7.02(b) (as it applies to Seller) and Section 7.02(c) have been satisfied.

7.03 Conditions to Obligations of the Company and Seller. The obligations of the Company and Seller to effect the transactions contemplated by this Agreement is further subject to the satisfaction (or waiver, if permissible under applicable Law) at or prior to the Closing of the following conditions:

(a) Representations and Warranties. The representations and warranties of Purchaser set forth in this Agreement, disregarding all qualifications and exceptions contained therein relating to materiality or Purchaser Material Adverse Effect, shall be true and correct as of the date of this Agreement and as of the Closing with the same effect as though made on and as of the Closing (except to the extent that such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure to be true and correct would not have a Purchaser Material Adverse Effect.

(b) Performance of Obligations of Purchaser. Purchaser shall have performed and complied in all material respects with all covenants and agreements required to be performed by it under this Agreement at or prior to the Closing.

(c) Officer’s Certificate. The Company shall have received a certificate signed on behalf of Purchaser by an executive officer of Purchaser certifying that the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied.

ARTICLE VIII

TERMINATION

8.01 Termination. This Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(a) by the mutual written consent of Seller and Purchaser; or

(b) by either of Seller or Purchaser:

(i) if the Closing shall not have been consummated on or before July 6, 2015 (such date being the “End Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to a party if the failure of the Closing to have been consummated on or before the End Date was primarily due to the failure of such party to perform any of its obligations under this Agreement;

(ii) if any Restraint having the effect set forth in Section 7.01(b) shall be in effect and shall have become final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.01(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party to perform any of its obligations under this Agreement (including its obligations under Section 6.04); or

(c) by Purchaser, if the Company or Seller shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.02(a) or 7.02(b) and (B) cannot be cured by the Company or Seller, as applicable, by the End Date or, if capable of being cured, shall not have been cured within 30 days following receipt of written notice from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.01(c) and the basis for such termination; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 8.01(c) if it is then in breach of any representation, warranty, covenant or other agreement hereunder such that Seller has the right to terminate under Section 8.01(d); or

(d) by Seller, if Purchaser shall have breached or failed to perform any of its representations, warranties, covenants or agreements set forth in this Agreement, which breach or failure to perform (A) would give rise to the failure of any condition set forth in Section 7.03(a) or 7.03(b) and (B) cannot be cured by Purchaser by the End Date or, if capable of being cured, shall not have been cured within 30 days following receipt of written notice from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 8.01(d) and the basis for such termination; provided that Seller shall not have the right to terminate this Agreement pursuant to this Section 8.01(d) if it or the Company is then in breach of any representation, warranty, covenant or other agreement hereunder such that Purchaser has the right to terminate under Section 8.01(c).

8.02 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.01, written notice thereof shall be given to the other party or parties,

specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void (other than Section 6.12(d), this Section 8.02 and Article IX (other than Section 9.11), all of which shall survive termination of this Agreement), and there shall be no liability on the part of Purchaser, Seller, the Company or their respective directors, officers and Affiliates hereunder; provided, however, that no party shall be relieved or released from any liabilities or damages arising out of any willful and material breach of this Agreement. For purposes of this Section 8.02, “willful and material breach” means an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by a party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement. Notwithstanding the foregoing, the parties agree that Purchaser shall not be permitted to claim that a failure to close the transactions contemplated hereby due to Purchaser’s inability to obtain the Financing or other funding to consummate the transactions contemplated by this Agreement in circumstances in which all of the closing conditions set forth in Section 7.01 and Section 7.02 have been satisfied or waived is not a willful and material breach by Purchaser of this Agreement.

ARTICLE IX

MISCELLANEOUS

9.01 No Survival of Representations and Warranties and Certain Covenants. None of the representations, warranties, covenants or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, agreements and other provisions, shall survive the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms contemplate performance in whole or in part after the Closing and (b) Article IX (but in the case of Section 9.11, solely as applied to covenants and agreements that by their terms apply or are to be performed in whole or in part after the Closing). The Confidentiality Agreement shall (i) survive termination of this Agreement in accordance with its terms and (ii) terminate as of the Closing.

9.02 Acknowledgements by Purchaser. Purchaser acknowledges and agrees that: (a) (i) the representations and warranties of the Company contained in Article III or in the certificate delivered pursuant to Section 7.02(d)(i) constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby (the “Company Representations”) and (ii) the representations and warranties of Seller contained in Article IV or in the certificate delivered pursuant to Section 7.02(d)(ii) constitute the sole and exclusive representations and warranties of Seller in connection with the transactions contemplated hereby (the “Seller Representations”), (b) except for the Company Representations, which are made solely by the Company, and the Seller Representations, which are made solely by Seller, none of the Company, Seller or any other Person makes, or has made, any other express or implied representation or warranty with respect to Seller, the Company or its Subsidiaries or the transactions contemplated hereby and all other representations and warranties of any kind or nature expressed or implied (including any relating to the future or historical financial condition, results of operations, assets or liabilities of the Company and its Subsidiaries, or the quality, quantity or condition of the Company’s or its Subsidiaries’ assets) are specifically disclaimed by Seller, the Company and its Subsidiaries and all other Persons (including the Representatives of the Company or its Subsidiaries and Seller and its Affiliates and their respective Representatives) and (c) Purchaser and its Affiliates are not relying on any representations and warranties in connection with the transactions contemplated by this Agreement except the Company Representations and the Seller Representations. In connection with Purchaser’s investigation of the Company and its Subsidiaries, Purchaser has received certain projections, including projected statements of operating revenues and income from operations of the Company and its Subsidiaries and certain business plan information. Purchaser acknowledges and agrees that there are uncertainties inherent in attempting to make such estimates, projections and other forecasts and plans, that Purchaser is familiar with such uncertainties and that Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections and other forecasts and plans so furnished to it, including the reasonableness of the assumptions underlying such estimates, projections and forecasts. Without limiting the foregoing provisions of this paragraph, Purchaser hereby acknowledges that none of Seller, the Company or its Subsidiaries or any of their respective current or former Affiliates or Representatives is making any representation or warranty with respect to such estimates, projections and other forecasts and plans, including the reasonableness of the assumptions underlying such estimates, projections and forecasts, and that Purchaser has not relied on any such estimates, projections or other forecasts or plans. Purchaser further agrees that from and after the Closing, (i) none of Seller, the Company, its Subsidiaries or any other Person will have or be subject to any liability to Purchaser, the Company or any other Person resulting from the distribution to Purchaser, or Purchaser’s use of, any such estimates, projections or forecasts or any other information, document or material provided to or made available to Purchaser or its Affiliates or Representatives in certain “data rooms,” management presentations or in any other form in expectation of the transactions contemplated hereby and (ii) Purchaser has not relied on any such estimates, projections or forecasts or any other such information, document or material. Notwithstanding anything to the contrary in this Agreement, nothing shall prejudice or limit any claim (i) by Purchaser for fraud with respect to the representations and warranties contained in Article III, Article IV or the certificates delivered pursuant to Section 7.02(d) or (ii) by Purchaser or Seller for fraud with respect to the estimation or determination of the Cash Amount, the Indebtedness Amount, the Net Working Capital or the Transaction Expenses Amount pursuant to Sections 1.02 and 2.04.

9.03 Fees and Expenses. Except as otherwise expressly provided herein, whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with the transactions contemplated hereby and this Agreement shall be paid by the party incurring or required to incur such fees or expenses.

9.04 Amendment or Supplement. This Agreement may be amended or supplemented in any and all respects by written agreement of all of the parties hereto and delivered by a duly authorized officer of the respective parties. Notwithstanding anything to the contrary contained herein, this Section 9.04, Section 9.08 (as it relates to third-party beneficiaries), Section 9.09(d), Section 9.10 and Section 9.20 may not be amended, supplemented, waived or otherwise modified, nor may this Agreement be otherwise modified in a manner that in substance constitutes such a modification, in each case in a manner adverse to the Financing Sources, without the prior written consent of the Financing Sources.

9.05 Waiver. At any time prior to the Closing, any party may, subject to applicable Law, (a) waive any inaccuracies in the representations and warranties of any other party hereto, (b) extend the time for the performance of any of the obligations or acts of any other party hereto or (c) waive compliance by the other party with any of the agreements contained herein or, except as otherwise provided herein, waive any of such party’s conditions. For purposes of the foregoing sentence, the Company and Seller shall be deemed to be one party. Notwithstanding the foregoing, no failure or delay by the Company, Purchaser or Seller in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

9.06 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, in whole or in part, by operation of Law or otherwise, by any of the parties without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns. Any purported assignment not permitted under this Section shall be null and void. Notwithstanding the foregoing, after the Closing, the parties hereto may assign this Agreement to any of their respective Affiliates, provided that no such assignment shall relieve the parties of their respective obligations hereunder.

9.07 Counterparts. This Agreement may be executed in counterparts (each of which shall be deemed to be an original but all of which taken together shall constitute one and the same agreement) and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by electronic communication, facsimile or otherwise) to the other parties.

9.08 Entire Agreement; Third-Party Beneficiaries. This Agreement, including the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and the exhibits hereto, together with the other instruments referred to herein and therein, including the Confidentiality Agreement, (a) constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof and thereof and (b) except for as otherwise expressly provided herein, is not intended to and shall not confer upon any Person other than the parties hereto any rights or remedies hereunder; provided further that the parties named in Section 9.02 shall be express third party beneficiaries thereof and the Financing Sources shall be express third party beneficiaries of this Section 9.08 and Section 9.04, Section 9.09(d), Section 9.10 and Section 9.20, and each of such Sections shall expressly inure to the benefit of the foregoing parties and such parties shall be entitled to rely on and enforce the provisions of such Sections.

9.09 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

(b) Each of the parties hereto hereby irrevocably agrees that (i) all actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in the Chancery Court of the State of Delaware and any state appellate court therefrom sitting in New Castle County in the State of Delaware (or, if the Chancery Court of the State of Delaware declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court and (iii) a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(c) Each party irrevocably consents to the service of process outside the territorial jurisdiction of the courts referred to in this Section 9.09 in any such action or proceeding by mailing copies thereof by registered or certified United States mail, postage prepaid, return receipt requested, to its address as specified in or pursuant to this Article IX. However, the foregoing shall not limit the right of a party to effect service of process on the other party by any other legally available method.

(d) Notwithstanding anything herein to the contrary, (i) the Company (on behalf of itself and each Company Related Person that is not an equity holder of Seller), Seller (on behalf of itself and each Company Related Person that is an equity holder of Seller) and each of the other parties hereto agrees that any claim, controversy or dispute of any kind or nature (whether based upon contract, tort or otherwise) against a Financing Source that is in any way related to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing shall be governed by, and construed in accordance with, the laws of the State of New York without regard to conflict of law principles (other than Sections 5-1401 and 5-1402 of the New York General Obligations Law); provided that (x) the interpretation of the definition of Company Material Adverse Effect and whether or not a Company Material Adverse Effect has occurred, (y) the determination of the accuracy of any Acquisition Agreement Target Representations (as defined in the Debt Commitment Letter) and whether as a result of any inaccuracy thereof Purchaser or its Affiliates have the right to terminate its obligations under this Agreement, or to decline to consummate the transactions contemplated hereby and (z) the determination of whether the transactions contemplated hereby have been consummated in accordance with the terms of this Agreement, in each case, shall be governed by, and construed and interpreted solely in accordance with, the laws of the State of Delaware without giving effect to conflicts of laws principles that would result in the application of the Law of any other state and (ii) the Company (on behalf of itself and each Company Related Person) and each of the other parties hereto (A) agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the transactions contemplated hereby, including any dispute arising out of or relating in any way to the Financing or the performance thereof or the transactions contemplated thereby, in any forum other than exclusively in the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the federal courts, the United States District Court for the

Southern District of New York in the County of New York (and appellate courts thereof), (B) submits for itself and its property with respect to any such action to the exclusive jurisdiction of such courts, (C) agrees that service of process, summons, notice or document by registered mail addressed to it at its address provided in Section 9.12 shall be effective service of process against it for any such action brought in any such court, (D) waives and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court and (E) agrees that a final judgment in any such action shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

9.10 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE FINANCING OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

9.11 Specific Enforcement. The parties agree that immediate, extensive and irreparable damage would occur for which monetary damages would not be an adequate remedy in the event that any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, the parties agree that, if for any reason Purchaser, Seller or the Company shall have failed to perform its obligations under this Agreement or otherwise breached this Agreement, then the party seeking to enforce this Agreement against such nonperforming party under this Agreement shall be entitled to specific performance and the issuance of immediate injunctive and other equitable relief without the necessity of proving the inadequacy of money damages as a remedy, and the parties further agree to waive any requirement for the securing or posting of any bond in connection with the obtaining of any such injunctive or other equitable relief, this being in addition to and not in limitation of any other remedy to which they are entitled at Law or in equity.

9.12 Notices. All notices, requests and other communications to any party hereunder shall be in writing and shall be deemed given if delivered personally, facsimiled (which is confirmed) or sent by overnight courier (providing proof of delivery) to the parties at the following addresses:

If to Purchaser, Parent or, after the Closing, to the Company, to:

Mallinckrodt Enterprises LLC c/o Mallinckrodt plc
Damastown, Mulhuddart
Dublin 15
Ireland
Attention:	General Counsel
Facsimile:	+353-1-820-8780

and

Mallinckrodt Enterprises LLC
c/o Mallinckrodt plc
675 James S. McDonnell Blvd.
Hazelwood, MO 63042
Attention: General Counsel
Facsimile: (314) 654-5366

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention:	Adam O. Emmerich
Benjamin M. Roth
Victor Goldfeld
Facsimile:	(212) 403-2000

If, prior to Closing, to the Company, to:

Compound Holdings II, Inc.
Perryville III Corporate Park
53 Frontage Road, Third Floor
P.O. Box 9001
Hampton, New Jersey 08827-9001
Attention:	Matthew Bennett
Facsimile:	908-238-6773

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention:	Sanford E. Perl, P.C.
Mark A. Fennell, P.C.
Facsimile:	(312) 862-2200

If to Seller, to:

c/o Madison Dearborn Partners, LLC
Three First National Plaza
Suite 4600
70 West Madison Street
Chicago, IL 60602
Attention:	Mark B. Tresnowski
Facsimile:	(312) 895-1041

with a copy (which shall not constitute notice) to:

Kirkland & Ellis LLP
300 North LaSalle
Chicago, Illinois 60654
Attention:	Sanford E. Perl, P.C.
Mark A. Fennell, P.C.
Facsimile:	(312) 862-2200

or such other address or facsimile number as such party may hereafter specify by like notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

9.13 Severability. If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, provisions and conditions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible to the fullest extent permitted by applicable Law in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the extent possible.

9.14 Definitions. As used in this Agreement, the following terms shall have the meanings ascribed to them below:

“Accounting Arbitrator” shall have the meaning set forth in Section 2.04(d).

“Accounting Principles” shall have the meaning set forth on Exhibit A.

“Acquisition Proposal” means any offer or proposal for, or indication of interest in, a merger, consolidation, stock exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries, any purchase of at least 10% of the assets or capital stock or other equity interests of the Company and/or its Subsidiaries, other than the transactions contemplated by this Agreement.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, is controlled by or is under common control with such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” shall have the meaning set forth in the preamble.

“Antitrust Laws” shall have the meaning set forth in Section 6.04(a).

“Arbitrator’s Report” shall have the meaning set forth in Section 2.04(e).

“Audited 2013 Financial Statements” shall have the meaning set forth in Section 3.05.

“Audited 2014 Financial Statements” shall have the meaning set forth in Section 6.15.

“Business Day” means a day except a Saturday, a Sunday or other day on which the banks in the City of New York are authorized or required by Law to be closed.

“Cash” means cash, cash equivalents (including time deposits) and marketable securities of the Company or its Subsidiaries, minus any book overdrafts, outstanding checks and uncleared ACH payments, in each case determined in accordance with the Accounting Principles.

“Cash Amount” means, without duplication, all Cash of the Company or its Subsidiaries as of 11:59 p.m. on the day preceding the Closing Date, subject to Section 1.02(c).

“CERCLA” means the United States Comprehensive Environmental Response, Compensation and Liability Act of 1980, 42 U.S.C. §§ 1906 et seq., as amended, and the rules and regulations promulgated thereunder.

“Claim” shall have the meaning set forth in Section 6.09(a).

“Clayton Act” means the Clayton Act of 1914, as amended.

“Closing” shall have the meaning set forth in Section 2.01.

“Closing Consideration” shall have the meaning set forth in Section 1.02(d)(ii).

“Closing Date” shall have the meaning set forth in Section 2.01.

“Closing Statement” shall have the meaning set forth in Section 1.02(a).

“Code” means the United States Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

“Company” shall have the meaning set forth in the preamble.

“Company Board” means the board of directors of the Company.

“Company First Lien Credit Agreement” means that First Lien Credit Agreement, dated as of February 12, 2014, among the Company, certain affiliates of the Company from time to time party thereto, as guarantors, the lenders from time to time party thereto, the L/C issuers from time to time party thereto and Credit Suisse AG, Cayman Islands Branch, as administrative agent, as amended, supplemented or replaced.

“Company Disclosure Schedule” shall have the meaning set forth in the Article III.

“Company Employee” shall have the meaning set forth in Section 6.10(b).

“Company Employee Plans” shall have the meaning set forth in Section 3.15(a).

“Company Intellectual Property” shall have the meaning set forth in Section 3.09.

“Company Material Adverse Effect” means any change, effect, event, occurrence, state of facts or development that, individually or in the aggregate, (a) would reasonably be expected to prevent the consummation by Seller or the Company of the Closing or (b) is, or would reasonably be expected to be, materially adverse to the financial condition, business, operations, assets, properties, liabilities or results of operations of the Company and its Subsidiaries taken as a whole; provided, however, that, for purposes of clauses (a) and (b), none of the following shall be deemed in themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there has been or will be, a Company Material Adverse Effect: any change, effect, event, occurrence, state of facts or development to the extent attributable to (i) the execution of this Agreement or the announcement, pendency or consummation of the transactions contemplated by this Agreement, including any employee attrition and any impact on revenues or relationships with suppliers, customers or any other Persons having business dealings with the Company or any of its Subsidiaries (provided that this clause (i) shall not apply to that portion of any representation or warranty to the extent that the purpose of such portion of such representation or warranty is to address the consequences resulting from the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby); (ii) conditions generally affecting the industry in which the Company and its Subsidiaries participate, general political conditions, the economy as a whole or the financial and capital markets in general (including currency fluctuations and interest rates) or the markets in which the Company and its Subsidiaries operate; (iii) any change in the pharmaceutical (including biotechnology) industry generally, (iv) the fact, in and of itself, if applicable, that the Final Pro Forma Adjusted 2014 EBITDA is less than $253.9 million, but only to the extent such difference has resulted in the Downside EBITDA Variance being greater than zero; (v) any change in, or proposed or potential change in, applicable Laws or the official interpretation thereof after the date hereof; (vi) any change in GAAP or other accounting requirements or principles or the official interpretation thereof after the date hereof; (vii) the failure of the Company or its Subsidiaries to meet or achieve the results set forth in any projection or forecast (provided, that this clause (vii) shall not prevent a determination that any change, effect, event, occurrence, state of facts or development underlying such failure to meet projections or forecasts has resulted in a Company Material Adverse Effect (to the extent such change, effect, event, occurrence, state of facts or development is not otherwise excluded from this definition of Company Material Adverse Effect)); (viii) the commencement, continuation or escalation of a war, material armed hostilities or other material international or national calamity or act of terrorism; (ix) any actual sequester, stoppage, shutdown, default or similar event or occurrence by any Governmental Authority; or (x) solely for the purpose of Sections 7.02(a)(iii) (insofar as it relates to the representations and warranties set forth in clause (b) of Section 3.06 (Absence of Certain Changes)) and 7.02(c), any of the matters disclosed on Section 9.14(B) of the Company Disclosure Schedule; provided that, in the case of clauses (ii), (iii), (v), (vi), (viii) and (ix) above, if such change, effect, event, occurrence, state of facts or development disproportionately affects the Company and its Subsidiaries as compared to other Persons or businesses that operate in the industry in which the Company and its Subsidiaries operate, then the disproportionate aspect of such change, effect, event, occurrence, state of facts or development may be taken into account in determining whether a Company Material Adverse Effect has or will occur.

“Company Products” shall have the meaning set forth in Section 3.13(a).

“Company Related Person” shall have the meaning set forth in Section 3.19.

“Company Representations” shall have the meaning set forth in Section 9.02.

“Company Stock” shall have the meaning set forth in the recitals.

“Compliant” means: (a) such Financing Information does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Financing Information not misleading, (b) the Company’s auditors have not withdrawn any audit opinion with respect to any audited financial statements contained in the Financing Information and (c) the financial statements and other financial information included in such Financing Information are sufficient to permit the Financing Sources to receive customary comfort letters with respect to financial information contained in the Financing Information (including customary “negative assurance” comfort) from the independent accountants for the Company on any date during the 15 consecutive Business Days period described in Section 2.01.

“Confidential Information” shall have the meaning set forth in Section 6.06(c).

“Confidentiality Agreement” means the Confidentiality Agreement, dated as of January 26, 2015 between Ikaria, Inc. and Mallinckrodt LLC.

“Contract” means any loan or credit agreement, debenture, note, bond, mortgage, indenture, deed of trust, lease, license, contract, arrangement or other agreement.

“Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under Section 302 of ERISA, (iii) under Sections 412, 430 or 4971 of the Code, or (iv) as a result of failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code.

“Constituent Documents” shall have the meaning set forth in Section 3.01.

“Debt Commitment Letter” means the debt commitment letter between MIFSA and Goldman Sachs Bank USA, dated as of the date hereof, as amended, supplemented, replaced or otherwise modified pursuant to Section 6.12(a), together with all exhibits, schedules and annexes thereto, pursuant to which the financial institutions party thereto have agreed, subject only to the conditions to availability of the Financing expressly set forth therein, to provide or cause to be provided the debt financing set forth therein for the purposes of financing the transactions contemplated hereby.

“Debt Fee Letter” means the fee letter referred to in the Debt Commitment Letter, as amended, supplemented, replaced or otherwise modified pursuant to Section 6.12(a).

“Debt Financing Documents” means the agreements, documents and certificates contemplated by the Financing, including all credit agreements, loan documents, purchase agreements, underwriting agreements, indentures, debentures and notes pursuant to which the Financing will be governed or contemplated by the Debt Commitment Letter.

“Dispute Notice” shall have the meaning set forth in Section 2.04(c).

“Downside EBITDA Adjustment Amount” means the Downside EBITDA Variance, multiplied by 8.0.

“Downside EBITDA Variance” means the amount, if any, by which $263.9 million exceeds the Final Pro Forma Adjusted 2014 EBITDA; provided that unless such excess, if any, is greater than $10 million, then the Downside EBITDA Variance shall instead be zero.

“Encumbrances” means any pledge, lien, charge, encumbrance, mortgage, deed of trust, restriction, hypothecation, right of first refusal or offer, conditional sale or other title retention agreement, adverse claim of ownership or use, easement, encroachment, right of way or other title defect or option to purchase, lease or otherwise acquire any interest or security interests of any kind or nature whatsoever.

“End Date” shall have the meaning set forth in Section 8.01(b)(i).

“Employee Pension Benefit Plan” has the meaning given to it in Section 3(2) of ERISA.

“Employee Welfare Benefit Plan” has the meaning given to it in Section 3(1) of ERISA.

“Environmental Laws” means all Laws (a) regulating or relating to the protection or clean-up of the environment, the use, treatment, storage, transportation, handling, disposal or Release (or threatened Release) of Hazardous Materials, the preservation or protection of waterways, groundwater, drinking water, air, wildlife, plants or other natural resources, including protection of the health and safety of employees; or (b) that impose liability or responsibility with respect to any of the foregoing, including CERCLA, or any other Law of similar effect.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

“Escrow Agent” means Wilmington Trust, N.A. (or another financial institution reasonably acceptable to Purchaser and Seller).

“Escrow Agreement” means the escrow agreement by and among Purchaser, the Company, Seller and the Escrow Agent, in a form to be mutually acceptable to the parties thereto, as the same may be modified by the agreement of the parties thereto.

“Estimated Cash Amount” shall have the meaning set forth in Section 1.02(a)(i).

“Estimated Closing Net Working Capital Adjustment Amount” means the amount equal to (a) the Estimated Net Working Capital as shown on the Closing Statement, minus (b) the Target Net Working Capital (which amount will be (i) a positive number if the Estimated Closing Net Working Capital exceeds the Target Net Working Capital and (ii) a negative number if the Estimated Closing Net Working Capital is less than the Target Net Working Capital).

“Estimated Indebtedness Amount” shall have the meaning set forth in Section 1.02(a)(i).

“Estimated Net Working Capital” shall have the meaning set forth in Section 1.02(a)(i).

“Estimated Transaction Expenses Amount” shall have the meaning set forth in Section 1.02(a)(i).

“FDA” means the United States Food and Drug Administration.

“FDA Law” means any applicable Law promulgated as a federal law by a United States Governmental Authority and regulating any FDA Regulated Product (including the United States Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., the United States FDA Modernization Act of 1997, Stand Alone Provisions, Pub. L. No. 105-115, 111 Stat. 2295 (1997), and the United States Public Health Service Act, 42 U.S.C. § 201 et seq.), and the rules and regulations promulgated thereunder (in the case of any such Law, rule or regulation, as in effect on the date hereof), but excluding (i) any applicable Law adopted by any countries, international bodies or jurisdictions other than the United States of America and (ii) any non-federal Law promulgated by a Governmental Authority in the United States.

“FDA Regulated Product” means any drug, medical device or combination product produced, sold, distributed or marketed by the Company or any of its Subsidiaries as of the date hereof that is or is required to be cleared or approved (including approval for research, investigation or clinical use) by the FDA and that is studied, used, held or offered for sale for human use, including for human research or investigation or clinical use.

“Federal Trade Commission Act” means the Federal Trade Commission Act of 1914, as amended.

“Final Cash Amount” shall have the meaning set forth in Section 2.04(h).

“Final Indebtedness Amount” shall have the meaning set forth in Section 2.04(h).

“Final Net Working Capital Adjustment Amount” means the amount equal to (a) the Final Net Working Capital, minus (b) the Target Net Working Capital (which amount will be (i) a positive number if the Final Net Working Capital exceeds the Target Net Working Capital and (ii) a negative number if the Final Net Working Capital is less than the Target Net Working Capital).

“Final Net Working Capital” shall have the meaning set forth in Section 2.04(h).

“Final Pro Forma Adjusted 2014 EBITDA” means the Pro Forma Adjusted EBITDA of the Company on a consolidated basis for the twelve (12) month period ended December 31, 2014 as determined based on the consolidated statements of operations, changes in stockholders deficit, comprehensive income and cash flows of the Company and its Subsidiaries for such period as set forth in Audited 2014 Financial Statements, as determined using the same line items, methodology and manner of calculation as used to determine and reflected in the Pro Forma Adjusted EBITDA presented on Exhibit B.

“Final Purchase Price Adjustment Statement” shall have the meaning set forth in Section 2.04(h).

“Final Transaction Expenses Amount” shall have the meaning set forth in Section 2.04(h).

“Financial Statements” shall have the meaning set forth in Section 3.05.

“Financing” means the debt financing incurred or intended to be incurred pursuant to the Debt Commitment Letter, including the offering or private placement of debt securities contemplated by the Debt Commitment Letter and any related engagement letter.

“Financing Information” means (i) audited consolidated balance sheets and related statements of income and cash flows and notes thereto of the Company and its Subsidiaries for the period(s) that would be required by Rule 3 05(b) of Regulation S X to be filed by the Purchaser under Item 9.01 of Form 8-K following the Closing, (ii) unaudited consolidated balance sheets and related statements of income and cash flows and notes thereto for the Company and its Subsidiaries for the quarter ending March 31, 2015, no later than 45 calendar days after the end of such fiscal quarter if the Purchaser has not yet consummated the Financing, (iii) all other financial and non-financial data regarding the Company and its Subsidiaries reasonably requested by Purchaser to assist in the preparation of a preliminary prospectus or preliminary offering memorandum or preliminary private placement memorandum suitable for use in a customary “high-yield road show” relating to unsecured senior notes to be issued by the Purchaser (taking into account the relative materiality to an investor of the operations of the Purchaser and the Company) which includes all financial information reasonably requested by Purchaser that is reasonably necessary for the Purchaser to be able to prepare appropriate pro forma financial statements in accordance with, or reconciled to, generally accepted accounting principles in the United States and prepared in accordance with Article 11 of Regulation S-X under the Securities Act) and (iv) all other data regarding the Company that would be required to receive customary (for high yield debt securities) “comfort” (including “negative assurance” comfort) from the independent accountants for the Company in connection with the offering of unsecured senior notes by the Purchaser. For the avoidance of doubt, the financial information delivered by the Company and its Subsidiaries shall be required to be compliant with GAAP but shall not be required to be compliant with Regulation S-X.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange the Financing or other financings in connection with the transactions contemplated hereby, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto, together with their respective affiliates, and the respective officers, directors, employees, partners, trustees, shareholders, controlling persons, agents and representatives of the foregoing, and their respective successors and assigns.

“Foreign Antitrust Laws” means non-U.S. Laws intended to prohibit, restrict or regulate actions or transactions having the purpose or effect of monopolization, restraint of trade, harm to competition or effectuating foreign investment.

“GAAP” means generally accepted accounting principles in the United States, consistently applied.

“Government Official” shall have the meaning set forth in Section 3.12(d).

“Governmental Approval” shall have the meaning set forth in Section 3.17.

“Governmental Authority” means any federal, state or local, domestic, foreign or multinational government, court, regulatory or administrative agency, commission, authority or other governmental instrumentality.

“Guaranteed Obligations” shall have the meaning set forth in Section 9.21.

“Hazardous Materials” means any materials, substances or wastes as to which liability or standards of conduct may be imposed under any Environmental Law, and including any pollutant, chemical, substance and any toxic, infectious, carcinogenic, reactive, corrosive, ignitable or flammable chemical, chemical compound, hazardous substance, material or waste, whether solid, liquid or gas, that is subject to regulation, control or remediation under any Environmental Laws, including any quantity of any petroleum product or byproduct, flammable or explosive material, radioactive material, asbestos, lead paint, polychlorinated biphenyls (or PCBs), dioxins, dibenzofurans, heavy metals, radon gas and toxic mold.

“Health Care Laws” shall have the meaning set forth in Section 3.13(b).

“HIPAA” shall have the meaning set forth in Section 3.13(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Impacts” shall have the meaning set forth in Section 3.03(b).

“Improvements” shall have the meaning set forth in Section 3.08(d).

“Indebtedness” means, without duplication, any and all indebtedness, liabilities or other obligations of the Company or any of its Subsidiaries (i) for borrowed money or in respect of loans or advances (including the issuance of any debt security), (ii) evidenced by any note, bond, debenture or other similar instrument or debt security, (iii) under financial guarantees, letters of credit, banker’s acceptances, surety bonds or similar credit transactions, (iv) in respect of the obligations under any leases required to be capitalized under GAAP, (v) in respect of the obligations of a Person other than the Company or any of its Subsidiaries that are secured by an Encumbrance against any of the Company’s or any of its Subsidiaries’ assets or that are guaranteed, directly or indirectly, by the Company or any of its Subsidiaries, (vi) in respect of the deferred purchase price of property or services (other than trade payables taken into account in the calculation of Net Working Capital) and/or in connection with the acquisition of any business or Person, (vii) in respect of any derivative financial instruments or arrangements, including swaps, caps, floors, future, forward contracts and option arrangements (valued in each case on the basis of the amount that would be payable by the Company or its Subsidiaries upon termination using a mark-to-market or other customary net valuation), (viii) under any securitization transaction, (ix) to current or former holders of the Company’s or any of its Affiliates’ capital stock or other equity interests, including in respect of dividends or other distributions, issuances or exchanges, (x) in respect of any Contracts that would be required to be disclosed pursuant to the representations and warranties set forth in Section 3.19 in order for such representations and warranties to be true in all respects as of the Closing but that are not disclosed in Section 3.19 of the Company Disclosure Schedule (provided that if any such Contract is terminable by the Company and its Subsidiaries as of the Closing, the amount of Indebtedness associated with such Contract shall be deemed to be the costs associated with such termination), (xi) for accrued interest, premium, fees or guarantees on any of the foregoing and (xii) for premiums, penalties, fees, costs or expenses related to repayment or prepayment of any of the foregoing; provided that, without limiting other liabilities that are not to be included therein, in no event shall (a) any liabilities under intercompany debt between the Company and any of its wholly-owned Subsidiaries and/or any wholly-owned Subsidiary of the Company and another wholly-owned Subsidiary of the Company, (b) any liabilities under any financial guarantees, letters of credit, banker’s acceptances, surety bonds or similar credit transactions to the extent undrawn, (c) any deferred compensation, severance, bonus, incentive, employment or other benefit plans, programs, policies, agreements, arrangements or Contracts or (d) any fees and expenses, to the extent incurred by or at the direction of Purchaser or otherwise relating to Purchaser’s or its Affiliates’ financing (including obtaining any consent, agreement or waiver relating thereto) for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Purchaser or its Affiliates in connection with the transactions contemplated hereby or otherwise (including any fees payable to any financial institution or the Company’s accountants on behalf of Purchaser or its Affiliates), be considered Indebtedness.

“Indebtedness Amount” means, without duplication, determined in accordance with the Accounting Principles, the Indebtedness of the Company and its Subsidiaries on a consolidated basis as of 11:59 p.m. on the day preceding the Closing Date, subject to Section 1.02(c).

“Indemnitee” shall have the meaning set forth in Section 6.09(a).

“Initial Purchase Price” shall have the meaning set forth in Section 1.02(d)(i).

“Insurance Policies” shall have the meaning set forth in Section 3.20.

“Intellectual Property” means, in any and all jurisdictions throughout the world, all intellectual property, including all (a) patents and patent applications and any other governmental grant for the protection of inventions or industrial designs, (b) trademarks, trade names, service marks, brand names, logos, corporate names, and internet domain names, whether registered or unregistered, and any registration or applications for registration of any of the foregoing, (c) copyrights, whether registered or unregistered including copyrights in Software, mask works and databases, and including any registrations and applications for registration thereof, and (d) trade secrets and confidential or proprietary information, including know-how, concepts, methods, processes, inventions (whether or not patentable), designs, schematics, drawings, formulae, technical data, techniques, protocols, business plans, specifications, research and development information, technology, and business plans, in each case of the foregoing clauses (a) through (d), together with all goodwill associated with each of the foregoing.

“IP License Agreement” shall have the meaning set forth in Section 3.09(b).

“IRS” shall have the meaning set forth in Section 3.15(d).

“K&E” shall have the meaning set forth in Section 9.17.

“Knowledge” means, in the case of the Company, the actual knowledge, as of the date of this Agreement, of the individuals listed on 9.13(A) of the Company Disclosure Schedule.

“Law” or “Laws” means any applicable federal, state, local or foreign law, statute, rule, regulation, Order, ordinance, administrative code or executive order, in each case of any Governmental Authority.

“Leased Real Property” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures or other interest in real property held by the Company or any of its Subsidiaries on the date hereof (other than Owned Real Property).

“Legacy Contracts” means (a) that certain Agreement and Plan of Merger by and among Ikaria, Inc., Compound Holdings I, LLC, Compound Holdings II, Inc., Compound Merger Sub I, Inc., Compound Merger Sub II, Inc. and New Mountain Partners II, L.P. dated December 24, 2013, as amended February 12, 2014, and the other agreements contemplated thereby, including, without limitation, the Non-Competition and Non-Solicitation Agreements between Compound Holdings II, Inc., Ikaria Inc., and those former securityholders or members of management of Ikaria, Inc., (b) that certain Separation and Distribution Agreement by and among Ikaria, Inc., Bellerophon Therapeutics LLC and Ikaria Acquisition LLC (f/k/a Ikaria Acquisition Inc.) dated February 9, 2014, and the other agreements contemplated thereby, including the Transition Services Agreement by and between Ikaria, Inc. and Bellerophon Therapeutics LLC dated February 9, 2014, Employee Matters Agreement by and between Ikaria, Inc. and Bellerophon Therapeutics LLC dated February 9, 2014 and the Exclusive Cross-License, Technology Transfer and Regulatory Matters Agreement by and between INO Therapeutics LLC and Bellerophon Pulse Technologies LLC dated February 9, 2014, and (c) any other Contracts entered into in connection with or relating to any of the foregoing.

“Listed Contracts” shall have the meaning set forth in Section 3.10(a).

“Litigation” means any action, suit, proceeding, audit, investigation, inquiry, arbitration, mediation or hearing by or before a Governmental Authority.

“MIFSA” shall have the meaning set forth in Section 5.06.

“Negative Purchase Price Adjustment Amount” shall have the meaning set forth in Section 2.04(i).

“Negotiation Period” shall have the meaning set forth in Section 2.04(d).

“Net Working Capital” means the net working capital of the Company and its Subsidiaries, as defined in, and determined in accordance with, Exhibit A hereto, as of 11:59 p.m. on the date immediately preceding the Closing Date. A sample calculation of Net Working Capital is set forth on Exhibit A hereto.

“Non-Recourse Party” means, with respect to a party to this Agreement, any of such party’s former, current and future direct or indirect equity holders, controlling Persons, directors, officers, employees, legal counsel, financial advisors, agents, representatives, Affiliates, members, managers, general or limited partners or assignees (or any former, current or future equity holder, controlling Person, director, officer, employee, legal counsel, financial advisor, agent, representative, Affiliate, member, manager, general or limited partner or assignee of any of the foregoing).

“Objection Dispute” shall have the meaning set forth in Section 2.04(c).

“OFAC” shall have the meaning set forth in Section 3.12(c).

“Order” means any decision, determination, judgment, writ, decree, injunction, order, ruling, verdict or award of any Governmental Authority.

“Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto, owned by the Company or any of its Subsidiaries on the date hereof.

“Parent” shall have the meaning set forth in the preamble.

“Parachute Payments” shall have the meaning set forth in Section 6.16.

“Permit” means all permits, licenses, authorizations, registrations, franchises, approvals, consents, certificates and variances from Governmental Authorities.

“Permitted Encumbrances” means (a) statutory Encumbrances for Taxes, assessments or other charges by Governmental Authorities not yet due and payable or the amount or validity of which is being contested in good faith and by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP in the Latest Balance Sheet, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar Encumbrances granted or that arise in the ordinary course of business for amounts which are not yet due and payable or are being contested in good faith by appropriate proceedings for which appropriate reserves have been established in accordance with GAAP in the Latest Balance Sheet, (c) Encumbrances set forth in 9.13(B) of the Company Disclosure Schedule, (d) Encumbrances arising under or in connection with zoning, building codes and other land use Laws regulating the use or occupancy of such real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property which are not violated by the current use or occupancy of such real property or the operation of the Company’s business thereon, (e) for purposes of Sections 3.06(iv), 3.08(a), 3.09 and 6.01(a)(xi), Intellectual Property licenses entered into in the ordinary course of business that do not and would not reasonably be expected to, individually or in the aggregate, have a material adverse effect on the business and (f) easements, rights-of-way, encroachments, restrictions, covenants, conditions and other similar Encumbrances that (i) are disclosed in the public records or (ii) individually or in the aggregate, (A) are not substantial in character, amount or extent in relation to the applicable real property and (B) do not materially and adversely impact the Company’s and its Subsidiaries’ current or contemplated use, utility or value of the applicable real property or otherwise materially and adversely impair the Company’s and its Subsidiaries’ present or contemplated business operations at such location.

“Person” means an individual, a partnership, a corporation, a limited liability company, an association, a joint stock company, a trust, a joint venture, an unincorporated organization or a Governmental Authority or any department, agency or political subdivision thereof.

“Positive Purchase Price Adjustment Amount” shall have the meaning set forth in Section 2.04(i).

“Prior Plan” shall have the meaning set forth in Section 6.10(c).

“Purchased Shares” shall have the meaning set forth in the recitals.

“Purchase Price Adjustment Escrow Amount” means the amount of $15,000,000.

“Purchase Price Adjustment Escrow Fund” means the Purchase Price Adjustment Escrow Amount, plus or minus all gains or losses from investments pursuant to the terms of the Escrow Agreement.

“Purchase Price Adjustment Statement” shall have the meaning set forth in Section 2.04(a).

“Purchaser” shall have the meaning set forth in the preamble.

“Purchaser Arrangements” shall have the meaning set forth in Section 3.14(l).

“Purchaser Disclosure Schedule” shall have the meaning set forth in the Article V Preamble.

“Purchaser Material Adverse Effect” means any change, event, occurrence or effect that would, individually or in the aggregate, reasonably be expected to prevent the consummation by Purchaser of the Closing.

“Real Property” shall have the meaning set forth in Section 3.18(d).

“Real Property Leases” has the meaning set forth in Section 3.08(c).

“Recall” means the removal or correction of a product.

“Regulatory Permits” has the meaning set forth in Section 3.13(c).

“Release” means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the soil, surface water or groundwater.

“Remedial Action” shall have the meaning set forth in Section 6.04(d).

“Representation Letters” shall have the meaning set forth in Section 6.12(b).

“Representatives” means, with respect to any Person, the advisors, attorneys, accountants, consultants or other representatives (acting in such capacity) retained by such Person or any of its controlled Affiliates, together with directors, officers and employees of such Person and its Subsidiaries.

“Restraints” shall have the meaning set forth in Section 7.01(b).

“Section 3.13 Third Person” shall have the meaning set forth in Section 3.13(f).

“Seller” shall have the meaning set forth in the preamble.

“Seller Disclosure Schedule” shall have the meaning set forth in the Article IV.

“Seller Representations” shall have the meaning set forth in Section 9.02.

“Sherman Act” means the Sherman Antitrust Act of 1890, as amended.

“Software” means all computer software (in object code or source code format).

“Subsidiary” when used with respect to any Person, means any corporation, limited liability company, partnership, association, trust or other entity of which securities or other ownership interests representing 50% or more of the equity or 50% or more of the ordinary voting power (or, in the case of a partnership, 50% or more of the general partnership interests) are, as of such date, owned by such Person or one or more Subsidiaries of such Person or by such Person and one or more Subsidiaries of such Person.

“Successor Plan” shall have the meaning set forth in Section 6.10(c).

“Target Net Working Capital” means the amount of $54,000,000.

“Tax Returns” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof.

“Tax” or “Taxes” means all United States and foreign federal, state, county, local, municipal and other income, gross receipts, capital gains, franchise, alternative or add-on minimum, estimated, sales, use, goods and services, transfer, registration, value added, excise, natural resources, severance, stamp, occupation, premium, windfall profit, environmental, customs, duties, real property, personal property, intangible property, escheat, capital stock, social security, unemployment, employment, disability, payroll, license, employee or other withholding, contributions or other taxes, assessments, fees, levies, duties or similar charges, including all interest, penalties and additions imposed with respect to such amounts whether disputed or not and including any liability therefore as a result of Treasury Regulations Section 1.1502-6 or any similar provision of applicable Law, or as a result of any Tax sharing or similar agreement, by reason of being a successor-in-interest or transferee of any other Person.

“Taxing Authority” means any government or any subdivision, agency, commission or authority thereof, or any quasi-governmental or private body, having jurisdiction over the assessment, determination, collection or other imposition of Taxes.

“Transaction Expenses” means (A) without duplication, all out-of-pocket costs, fees, charges and other expenses payable by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is liable in connection with this Agreement and the transactions contemplated hereby, including (a) all fees and expenses of counsel, accountants, investment bankers, consultants and other advisors related to the foregoing, (b) the product of 0.80 and the amount of any obligations for change in control, transaction, deal or retention bonuses due or payable solely in connection with the Closing, (c) the product of 0.80 and the amount of any obligations under the Ikaria, Inc. 2014 Cash Long-Term Incentive Plan, and (d) the product of 0.80 and the amount of any severance payments or benefits that would become due upon the termination of employment by the Company without “cause” (as defined in the applicable employment agreement) immediately following the Closing (regardless of whether it actually becomes payable) of any employee whose name is set forth in Section 9.14(D) of the Company Disclosure Schedule; provided that Transaction Expenses shall exclude all costs, fees and expenses and payment obligations (i) to the extent actually included in the Indebtedness Amount, (ii) to the extent incurred by or at the direction of Purchaser for the transactions contemplated hereby or any other liabilities or obligations incurred or arranged by or on behalf of Purchaser or its Affiliates in connection with the transactions contemplated hereby or (iii) that Purchaser is required to be responsible for under this Agreement (other than pursuant to Section 1.02(a) or as contemplated in clause (B) below) and (B) 50% of any Transfer Taxes paid by Purchaser pursuant to Section 9.18.

“Transfer Taxes” shall have the meaning set forth in Section 9.18.

“Transaction Expenses Amount” means, without duplication, Transaction Expenses that remain unpaid as of 11:59 pm on the day immediately preceding the Closing Date, subject to Section 1.02(c).

“Unaudited 2014 Financial Statements” shall have the meaning set forth in Section 3.05.

“Unused Purchase Price Adjustment Escrow Amount” means either (a) the amount of the Purchase Price Adjustment Escrow Fund minus the Negative Purchase Price Adjustment Amount, if there is any, or (b) the amount of Purchase Price Adjustment Escrow Fund, in the event of a Positive Purchase Price Adjustment Amount or if there is neither a Positive Purchase Price Adjustment Amount nor a Negative Purchase Price Adjustment Amount.

“WARN Act” shall have the meaning set forth in Section 3.16.

9.15 Interpretation.

(a) When a reference is made in this Agreement to an Article, Section, Exhibit or Schedule such reference shall be to an Article of, a Section of or an Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references to “$” and dollars in this Agreement shall mean United States dollars unless otherwise specifically provided. All terms defined in this Agreement shall have the defined meanings when used in any document made or delivered pursuant hereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein and the rules and regulations promulgated thereunder. References to a Person are also to its permitted assigns and successors. Any reference to “ordinary course of business” shall be deemed to mean “ordinary course of business consistent with past practice”. For purposes of this Agreement, if the Company or a Person acting on its behalf posts a document to the online data room hosted on behalf of the Company and located at https://services.intralinks.com/, such document shall be deemed to have been “delivered,” “furnished” or “made available” (or any phrase of similar import) to Purchaser by the Company but only to the extent Purchaser has had access to such online data room and such document prior to 5:00 p.m. in New York, New York on the day prior to the date hereof.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement. The specification of any dollar amount in the representations and warranties contained in this Agreement is not intended to imply that the amounts, or higher or lower amounts, are or are not material, and no party shall use the fact of the setting of the amounts in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule or any Exhibit is or is not material. The inclusion of any item in the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule is not intended to imply that the items so included, or other items, are or are not required to be disclosed (including whether such items are required to be disclosed as material or threatened) or are within or outside of the ordinary course of business, and no party shall use the fact of the inclusion of any item the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described or included in the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule is or is not required to be disclosed (including whether the items are required to be disclosed as material or threatened) or is within or outside of the ordinary course of business for purposes of this Agreement. The information contained in this Agreement and in the Company Disclosure Schedule, the Seller Disclosure Schedule, the Purchaser Disclosure Schedule and Exhibits hereto is disclosed solely for purposes of this Agreement and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of contract).

9.16 No Recourse. Notwithstanding any provision of this Agreement or otherwise, the parties to this Agreement agree on their own behalf and on behalf of their respective Subsidiaries and Affiliates that no Non-Recourse Party of a party to this Agreement (other than any other party to this Agreement) shall have any liability relating to this Agreement or any of the transactions contemplated herein except to the extent agreed to in writing by such Non-Recourse Party.

9.17 Provision Respecting Legal Representation. It is acknowledged by each of the parties hereto that the Company and Seller have retained Kirkland & Ellis LLP (and its affiliated entity Kirkland & Ellis International LLP (collectively, “K&E”)) to act as their counsel in connection with the transactions contemplated hereby and that K&E has not acted as counsel for any other party hereto in connection with the transactions contemplated hereby and that none of the other parties hereto has the status of a client of K&E for conflict of interest or any other purposes as a result thereof. Purchaser, Seller and the Company and their respective Subsidiaries hereby agree, on their own behalf and on behalf of their respective directors, equityholders, members, partners, officers, employees and affiliates, that, in the event that a dispute arises after the Closing between Purchaser, the Company and/or its Subsidiaries on the one hand, and Seller, on the other hand, K&E may represent Seller in such dispute even though the interests of Seller may be directly adverse to Purchaser, the Company or its Subsidiaries, and even though K&E may have represented the Company or its Subsidiaries in a matter substantially related to such dispute, or may be handling ongoing matters for Purchaser, the Company or any of their Subsidiaries. The parties hereto further agree to the matters set forth in Section 9.17 of the Company Disclosure Schedule.

9.18 Transfer Taxes. Purchaser shall pay and be responsible for all transfer, documentary, sales, use, registration and real property transfer or gains tax, stamp tax, excise tax, stock transfer tax and other similar Taxes with respect to the transactions contemplated by this Agreement and any penalties or interest with respect thereto (“Transfer Taxes”).

9.19 Delivery by Electronic Transmission. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re–execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.

9.20 Liability of Financing Sources. Notwithstanding anything to the contrary contained herein, the Company (on behalf of itself and each Company Related Person (other than Purchaser and MIFSA)) agrees that neither it nor any other Company Related Person (other than Purchaser and MIFSA) shall have any rights or claims against any Financing Source in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby; provided that, following the Closing, the foregoing will not limit the rights of the parties to the Financing under the Debt Financing Documents. In addition, in no event will any Financing Source be liable for consequential, special, exemplary, punitive or indirect damages (including any loss of profits, business or anticipated savings) or damages of a tortious nature.

9.21 Guarantee. In consideration of Seller entering into this Agreement and at Seller’s request, Parent hereby unconditionally and irrevocably guarantees, as primary obligor and not as surety, the due and punctual payment and performance by Purchaser of all of its obligations pursuant to the terms of this Agreement (the “Guaranteed Obligations”). The foregoing sentence is an absolute, unconditional and continuing guaranty of the full and punctual discharge and performance of the Guaranteed Obligations, and shall continue to apply following the Closing in respect of any Guaranteed Obligations that survive the Closing. This guarantee shall be a primary obligation of the Parent and accordingly Seller shall not be obliged before enforcing this guarantee to take any action in any court or arbitral proceedings against Purchaser, to make any claim against or any demand of Purchaser, or to exercise, levy or enforce any distress, diligence or other process of execution against the Purchaser. The guarantee is a continuing guarantee that shall remain valid and in full force and effect until Purchaser no longer has any Guaranteed Obligations under this Agreement and shall survive the termination of this Agreement in respect of any Guaranteed Obligations that survive the termination of this Agreement. The liability of the Parent shall not be affected or released by any neglect or forbearance in enforcing the obligations of Purchaser or by any amendment or variation of Purchaser’s obligations or by any other act, omission, matter or thing whatsoever whereby the Parent as security only would or might have been affected or released (for the avoidance of doubt, subject in each case to the provisions of this Agreement governing the survival of Purchaser’s obligations). The Parent hereby represents and warrants to the Company that (i) it is a public limited company, validly existing under the laws of Ireland, and it has all power and authority to execute, deliver and perform its obligations under this Section 9.21; (ii) the execution, delivery and performance of this Agreement by it has been duly and validly authorized and approved by all necessary corporate action, and no other proceedings or actions on the part of it are necessary therefor; (iii) this Agreement has been duly and validly executed and delivered by it and, assuming the due authorization, execution and delivery thereof by the Company and Seller, constitutes a valid and legally binding obligation of it, enforceable against it in accordance with its terms, except as enforceability may be limited by bankruptcy Laws, other similar Laws affecting creditors’ rights and general principles of equity affecting the availability of specific performance and other equitable remedies and (iv) the execution, delivery and performance by Parent of this Agreement and the consummation by it of the transactions contemplated hereby will not, with or without the giving of notice or the lapse of time or both, subject to obtaining any required Governmental Approvals referred to in Section 3.17, Section 4.03 and Section 5.04: (a) violate any provision of Law to which Parent is subject, (b) violate any Order that is applicable to Parent or (c) conflict with or result in a breach of the provisions of or the creation of any Encumbrance under, or constitute a default or create a right of acceleration, termination or amendment under, (A) the Constituent Documents of Parent or (B) any Contract to which Parent is a party, in each case except for Impacts which would not, individually or in the aggregate, reasonably be expected to have a material adverse effect on the ability of Parent to perform its obligations under this Section 9.21 in a timely manner.

[signature pages follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

COMPOUND HOLDINGS I, LLC

By:	/s/ Daniel Tassé
Name:	Daniel Tassé
Title:	Chief Executive Officer and President

COMPOUND HOLDINGS II, INC.

By:	/s/ Daniel Tassé
Name:	Daniel Tassé
Title:	Chief Executive Officer and President

MALLINCKRODT PLC (solely for purposes of Section 9.21)

By:	/s/ Mark C. Trudeau
Name:	Mark C. Trudeau
Title:	President and Chief Executive Officer

MALLINCKRODT ENTERPRISES LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President